MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Operations Corp. (the “Company”) have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 31, 2015. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2014.

To meet our responsibility for reliable and accurate financial statements, management has developed and maintains internal controls, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have concluded that as of December 31, 2014, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The consolidated financial statements have been examined in 2014 and 2013 by our auditors, KPMG LLP and in 2012 by Ernst & Young LLP. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The Auditors’ Report outlines the scope of their examination and sets forth their opinion on our consolidated financial statements.

The Board of Directors is responsible for approving the consolidated financial statements. The Board fulfills its responsibilities related to financial reporting mainly through the Audit Committee. The Audit Committee consists exclusively of independent directors, including at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and governance issues and ensures each party is discharging its responsibilities. The Audit Committee has reviewed these financial statements with management and the auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

(Signed)	(Signed)

Kyungluck Sohn	Sungki Lee
President and Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 31, 2015

KPMG LLP	Telephone (403) 691-8000
205 - 5th Avenue SW	Fax (403) 691-8008
Suite 3100, Bow Valley Square 2	www.kpmg.ca
Calgary AB
T2P 4B9

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Harvest Operations Corp.

We have audited the accompanying financial statements of Harvest Operations Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flow for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Harvest Operations Corp. as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG Confidential

Comparative Information

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements which describes that the Company changed its accounting policy for the adoption of the revised International Accounting Standard 19 (Employee Benefits) on January 1, 2013, and discontinued an operation in 2014 as described in Note 7, and the comparative information presented as at and for the years ended December 31, 2013 and 2012 has been restated and included in the presentation of the statement of financial position as at January 1, 2013.

The consolidated financial statements of Harvest Operations Corp. as at and for the year ended December 31, 2012, excluding the retrospective adjustments described in Notes 2 and 7 to the consolidated financial statements, were audited by another auditor who expressed an unmodified opinion on those financial statements on February 28, 2013. As part of our audit of the consolidated financial statements as at and for the year ended 31 December 2014, we also audited the retrospective adjustments described in Notes 2 and 7 to the consolidated financial statements that were applied to restate the comparative information presented as at January 1, 2013, (derived from the consolidated financial statements as at and for the year ended December 31, 2012) and comparative information presented for the year ended December 31, 2012. In our opinion, the restatements have been properly applied.

We were not engaged to audit, review, or apply any procedures to the December 31, 2012 consolidated financial statements or the January 1, 2013 consolidated statement of financial position, other than with respect to the retrospective adjustments described in Notes 2 and 7 to the consolidated financial statements. Accordingly, we do not express an opinion or any other form of assurance on such information.

Chartered Accountants

March 31, 2015
Calgary, Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholder of Harvest Operations Corp.:

We have audited, before the effects of the retrospective adjustments (1) for the adoption of International Accounting Standard 19: Employee Benefits (Revised) disclosed in Note 2, and (2) for the reclassification of Downstream operations discussed in Notes 6 and 7, to the consolidated financial statements, the accompanying consolidated financial statements of Harvest Operations Corp., which comprise of the consolidated statement of comprehensive loss, changes in shareholder’s equity and cash flow for the year ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

Opinion

In our opinion, the consolidated financial statements referred to above, prior to the adjustments to record the impact of adopting the change in accounting policy for employee benefits disclosed in Note 2, and for the reclassification of Downstream operations discussed in Notes 6 and 7, to the consolidated financial statements, present fairly, in all material respects, the financial performance and cash flows of Harvest Operations Corp. for the year ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

We were not engaged to audit, review or apply any procedures to the retrospective adjustments for the adoption of IAS19 disclosed in Note 2, and for the reclassification of Downstream operations discussed in Notes 6 and 7, to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Calgary, Canada
February 28, 2013	Chartered accountants

A member firm of Ernst & Young Global Limited

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31, 2014	December 31, 2013
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable	15	$89.8	$168.9
Inventories	24	2.6	51.6
Prepaid expenses		13.9	14.1
Risk management contracts	15	1.9	0.3
		108.2	234.9
Non-current assets
Long-term deposit and other		—	5.6
Deferred income tax asset	18	382.5	148.8
Exploration and evaluation assets	10	62.1	59.4
Property, plant and equipment	8	4,109.9	4,461.4
Investments in joint ventures	11	75.8	—
Goodwill	9	353.1	379.8
		4,983.4	5,055.0
Total assets		$5,091.6	$5,289.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15, 17	$370.2	$258.3
Promissory note		—	12.3
Current portion of provisions	16	37.3	39.1
Risk management contracts	15	1.2	0.6
		408.7	310.3
Non-current liabilities
Long-term debt	12, 15	1,916.8	1,973.0
Related party loans	15, 25	396.5	259.6
Long-term liability	15, 17	61.5	69.5
Non-current provisions	16	773.3	731.5
Post-employment benefit obligations		—	6.8
		3,148.1	3,040.4
Total liabilities		$3,556.8	$3,350.7
Shareholders’ equity
Shareholder's capital	13	3,860.8	3,860.8
Contributed surplus	25	10.3	4.3
Deficit		(2,337.7)	(1,893.2)
Accumulated other comprehensive income (loss)	23	1.4	(32.7)
Total shareholder's equity		1,534.8	1,939.2
Total liabilities and shareholder's equity		$5,091.6	$5,289.9
Commitments [Note 26]
Subsequent Events [Note 27]

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

(Signed)	(Signed)
Randall Henderson, Director	Allan Buchignani, Director

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31,
(millions of Canadian dollars)	Notes	2014	2013	2012

Petroleum and natural gas sales		$1,046.0	$1,101.7	$1,193.5
Royalties		(149.7)	(153.9)	(164.6)
Loss from joint ventures	11	(4.7)	—	—
Revenues and other income		891.6	947.8	1,028.9

Expenses
Operating	19	330.5	345.6	359.0
Transportation and marketing		17.5	22.6	22.2
General and administrative	19	64.8	68.1	65.0
Depletion, depreciation and amortization	8	435.2	530.0	579.5
Exploration and evaluation	10	10.2	12.3	24.9
Gains on disposition of assets	8	(47.5)	(33.9)	(30.3)
Finance costs	20	95.3	92.2	112.2
Risk management contracts losses (gains)	15	2.1	(4.4)	(0.5)
Foreign exchange losses (gains)	21	126.4	78.7	(10.7)
Impairment on property, plant and equipment	8	267.6	24.1	21.8
Loss from continuing operations before income tax		(410.5)	(187.5)	(114.2)
Income tax recovery	18	(324.9)	(39.4)	(23.1)
Net loss from continuing operations		(85.6)	(148.1)	(91.1)

Net loss from discontinued operations	7	(354.6)	(633.8)	(629.9)

Net loss		$(440.2)	$(781.9)	$(721.0)

Other comprehensive income ("OCI")
Items that may be reclassified to net income
Gains (losses) on designated cash flow hedges, net of tax	15, 23	1.3	(1.1)	(13.2)
Gains (losses) on foreign currency translation	23	(9.9)	7.9	(17.7)
Reclassification of cumulative foreign currency translation on disposal of subsidiary	23	44.1	—	—
Items that will not be reclassified to net income
Actuarial gains (losses), net of tax	23	(5.7)	18.1	(9.9)
Comprehensive loss		$(410.4)	$(757.0)	$(761.8)

The accompanying notes are an integral part of these consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

					Accumulated
					Other
					Comprehensive	Total
		Shareholder’s	Contributed		Income (Loss)	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCI")	Equity
Balance at December 31, 2013		$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2
Gains on derivatives designated as cash flow hedges, net of tax	23	—	—	—	1.3	1.3
Losses on foreign currency translation	23	—	—	—	(9.9)	(9.9)
Reclassification of cumulative foreign currency translation losses on disposal of subsidiary	23	—	—	—	44.1	44.1
Actuarial losses, net of tax	23	—	—	—	(5.7)	(5.7)
Shareholder loan	25	—	6.0	—	—	6.0
Transfer of cumulative actuarial losses to deficit	23	—	—	(4.3)	4.3	—
Net loss		—	—	(440.2)	—	(440.2)
Balance at December 31, 2014		$3,860.8	$10.3	$(2,337.7)	$1.4	$1,534.8

Balance at December 31, 2012		$3,860.8	$—	$(1,111.3)	$(57.6)	$2,691.9
Losses on derivatives designated as cash flow hedges, net of tax	23	—	—	—	(1.1)	(1.1)
Gains on foreign currency translation	23	—	—	—	7.9	7.9
Actuarial gains, net of tax	23	—	—	—	18.1	18.1
Shareholder loan	25	—	4.3	—	—	4.3
Net loss		—	—	(781.9)	—	(781.9)
Balance at December 31, 2013		$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2

Balance at December 31, 2011		$3,860.8	$—	$(390.3)	$(16.8)	$3,453.7
Losses on derivatives designated as cash flow hedges, net of tax		—	—	—	(13.2)	(13.2)
Losses on foreign currency translation		—	—	—	(17.7)	(17.7)
Actuarial losses, net of tax		—	—	—	(9.9)	(9.9)
Net loss		—	—	(721.0)	—	(721.0)
Balance at December 31, 2012		$3,860.8	$—	$(1,111.3)	$(57.6)	$2,691.9

The accompanying notes are an integral part of these consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

(millions of Canadian dollars)	Notes	2014	2013	2012
Cash provided by (used in)
Operating Activities
Net loss		$(440.2)	$(781.9)	$(721.0)
Items not requiring cash
Loss from joint ventures	11	4.7	—	—
Depletion, depreciation and amortization	8	448.0	612.8	688.4
Accretion of decommissioning and environmental remediation liabilities	16	22.4	22.3	20.7
Unrealized losses on risk management contracts	15	0.7	0.5	1.1
Unrealized (gains) losses on foreign exchange	7, 21	103.3	40.8	(1.2)
Unsuccessful exploration and evaluation cost	10	9.4	11.5	22.0
Gains on disposition of assets	7, 8	(47.7)	(34.1)	(30.3)
Loss on disposition of Downstream subsidiary	7	56.6	—	—
Gain on redemption of convertible debentures	12	—	(3.6)	(0.1)
Deferred income tax recovery	7, 18	(232.8)	(64.2)	(81.6)
Impairment on property, plant and equipment	7, 8	446.9	483.0	557.3
Other non-cash items		13.4	2.4	(3.1)
Realized foreign exchange loss on senior unsecured credit facility	12	—	1.3	—
Settlement of decommissioning and environmental remediation liabilities	16	(14.0)	(19.6)	(20.4)
Change in non-cash working capital	22	112.2	(70.6)	11.0
Cash from operating activities		$482.9	$200.6	$442.8

Financing Activities
Credit facility (repayment) borrowings, net	12	(169.4)	293.8	135.1
Borrowing on senior unsecured credit facility	12	—	395.4	—
Repayment of senior unsecured credit facility	12	—	(396.7)	—
Repayment of promissory note		(12.3)	(11.9)	—
Borrowings from related party loans	25	120.0	80.0	168.0
Issuance of senior notes, net of issuance costs	12	—	634.4	—
Redemption of convertible debentures	12	—	(627.2)	(106.8)
Other cash-items		—	—	(0.3)
Cash from (used in) financing activities		$(61.7)	$367.8	$196.0

Investing Activities
Additions to property, plant and equipment	8	(695.9)	(741.4)	(620.1)
Additions to exploration and evaluation assets	10	(22.3)	(16.7)	(41.1)
Property dispositions (acquisitions), net	8, 10, 11	237.4	160.5	87.2
Net cash inflow from disposition of Downstream subsidiary	7	37.9	—	—
Investment in joint ventures	11	(26.7)	—	—
Distributions received from joint ventures	11	2.3	—	—
Change in non-cash working capital	22	47.1	21.6	(63.8)
Cash used in investing activities		$(420.2)	$(576.0)	$(637.8)

Change in cash		1.0	(7.6)	1.0
Effect of exchange rate changes on cash		(1.0)	—	—
Cash, at beginning of the year		—	7.6	6.6
Cash, at end of the year		$—	$—	$7.6

Interest paid		$82.1	$78.4	$83.9

The accompanying notes are an integral part of these consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

2.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 31, 2015.

On November 13, 2014, Harvest completed the sale of its wholly-owned subsidiary North Atlantic Refining Limited (“North Atlantic” or “Downstream”). Results of Downstream have been presented as discontinued operations and the comparative consolidated statements of comprehensive loss have been adjusted to show the discontinued operation separately from continuing operations (also see note 7 – Discontinued Operations).

In addition, effective January 1, 2013, Harvest adopted IAS 19, “Employee Benefits” as amended in June 2011 (“IAS 19R”). The transition to IAS 19R impacted Harvest’s net loss and other comprehensive loss due to the requirement to recognize the net interest cost in profit or loss and the elimination of expected return on plan assets. For the year ended December 31, 2012, operating expense increased by $1.1 million, as a result of increased pension expense and net actuarial losses on defined benefit plans recognized in other comprehensive loss decreased by $1.1 million pre-tax or $0.9 million after-tax.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held-for-trading financial assets and derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Changes in Accounting Policies

(a) New and amended accounting standards adopted

Effective January 1, 2014, the Company has adopted the following new IFRS standards and amendments:

•

IAS 32 “Financial instruments: Presentation” has been amended to clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. The adoption of this standard did not have a material impact on the Company’s financial statements.

•

IFRS Interpretations Committee (“IFRIC”) 21 “Levies”, clarifies the recognition requirements concerning a liability to pay a levy imposed by a government other than income tax. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment occurs. The adoption of this standard did not have a material impact on Harvest’s financial statements.

(a)	New standards and interpretation issued but not yet adopted

•

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers”, which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more disclosure. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. Harvest is currently evaluating the impact of adopting IFRS 15 on its consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

•

On July 24, 2014, the IASB issued IFRS 9 “Financial Instruments” to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting. No changes were introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 is effective for years beginning on or after January 1, 2018. Harvest is currently evaluating the impact of adopting IFRS 9 on its consolidated financial statements.

4.	Significant Accounting Policies

	(b)	Consolidation

These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation. Subsidiaries are fully consolidated from the date of acquisition, being the date on which Harvest obtains control, and continue to be consolidated until the date that such control ceases. Control is achieved when Harvest is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, Harvest controls its subsidiaries as the Company has all of the following via its 100% ownership:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)
•	Exposure, or rights, to variable returns from its involvement with the investee
•	The ability to use its power over the investee to affect its returns

The financial statements of the subsidiaries are prepared for the same reporting period as Harvest, using consistent accounting policies. The consolidated financial statements of the Company include the following material subsidiaries:

Subsidiary	Principal activities	Country of	% Equity
		incorporation	interest
Harvest Breeze Trust No. 1	Oil exploration and production	Canada	100
Harvest Breeze Trust No. 2	Oil exploration and production	Canada	100
Breeze Resources Partnership	Oil exploration and production	Canada	100
Hay River Partnership	Oil exploration and production	Canada	100
North Atlantic Refining Limited(1)	Petroleum refining and marketing	Canada	100

(1)	Sold on November 13, 2014 (see note 7 – Discontinued Operations)

(c)	Interests in Joint Arrangements

A joint arrangement is an arrangement in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for decisions regarding the relevant activities of the arrangement. A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

Interests in joint operations are recognized in the consolidated financial statements by including Harvest’s share of assets, liabilities, revenues and expenses of the arrangement.

Interests in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, interests in joint ventures are initially recognized at cost, with the carrying value subsequently increased or decreased to reflect the Company’s proportionate share of the profit or loss of the investee after the date of acquisition. Distributions received from an investee reduce the carrying value of the Company’s investment. When necessary, adjustments are made to investee financial statements to align accounting policies of investees with those applied by the Company in its consolidated financial statements.

The carrying values of Harvest’s equity accounted investments are reviewed at each reporting date to determine whether any indicators of impairment are present. If an indicator of impairment is identified, the recoverable amount of the investment is estimated. If the carrying value of the investment exceeds the estimated recoverable amount, an impairment charge is recognized.

| 11

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s interest in the joint venture. For sales of products or services from the Company to its joint ventures, unrealized gains are eliminated against the carrying value of the investment.

On April 23, 2014, Harvest entered into two joint arrangements with KERR Canada Co. Ltd. (“KERR”): Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) (also see note 11). Unanimous consent must be obtained from the shareholders for decisions about relevant activities that impact the returns on investment. Such activities include but are not limited to the approval of the overall capital program and budget. Based on management’s assessment, Harvest concluded that both joint arrangements are joint ventures as neither KERR nor Harvest has a direct interest in the underlying assets or liabilities. These joint ventures have been recognized using the equity method of accounting. However, based on the terms of the agreement, which provide for differing proportions of earnings based on ownership percentages that are not representative of the economic substance, Harvest cannot simply apply its percentage ownership to pick up the net income from these joint ventures. Therefore, Harvest applies a hypothetical liquidation at book value (“HLBV”) method to calculate its equity share of net income for each reporting period. HLBV takes a balance sheet approach in calculating the earnings Harvest should recognize based on the change in Harvest’s economic interest in the net assets in the partnerships under the provisions of the joint venture agreements in a liquidation scenario.

(d)	Revenue Recognition

Revenues associated with the sale of crude oil, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Revenues for retail services related to Downstream operations were recorded when the services were provided. Revenues are measured at the fair value of the consideration received or receivable.

(e)	Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of petroleum product inventory are determined using the first in, first out method in Upstream. Downstream inventory costs were determined using the weighted average cost method. Inventory costs include all cost of production such as the cost of purchased crude oil and other feedstocks, other related operating costs and purchased products for resale. The valuation of inventory is reviewed at the end of each month. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed. The reversal is limited to the amount of the original write-down. The costs of parts and supplies inventories are determined under the average cost method.

(f)	Property, Plant, and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets
(i)	Upstream and BlackGold
Exploration and evaluation expenditures
Prior to acquiring the legal rights to explore an area, all costs are charged directly to the statement of comprehensive loss as E&E expense.

Once the legal rights to explore are acquired, all costs directly associated with the E&E are capitalized. E&E costs are those expenditures incurred for identifying, exploring and evaluating new pools including acquisition of land and mineral leases, geological and geophysical costs, decommissioning costs, E&E drilling, sampling, appraisals and directly attributable general and administrative costs. All such costs are subject to technical, commercial and management review to confirm the continued intent to develop. When this is no longer the case, the costs are impaired. When technical feasibility and commercial viability are established, the relevant expenditure is transferred to PP&E after impairment is assessed and any resulting impairment loss is recognized. If no potentially commercial petroleum is discovered from exploration drilling, the relating E&E assets are impaired.

E&E assets are not amortized but are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash generating units (“CGUs”). The impairment of E&E assets, and any eventual reversal thereof, is recognized as E&E expense in the statement of comprehensive loss.

Development costs

The Upstream and BlackGold PP&E generally represent costs incurred in acquiring and developing proved and/or probable reserves, and bringing in or enhancing production from such reserves. Development costs include the initial purchase price and directly attributable costs relating to land and mineral leases, geological and seismic studies, property acquisitions, development drilling, construction of gathering systems and infrastructure facilities, decommissioning costs, transfers from E&E assets, and for qualifying assets, borrowing costs. These costs are accumulated on a field or an area basis (major components).

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Major capital maintenance projects such as well work-overs, major overhauls and turnarounds are capitalized but general maintenance and repair costs are charged against income. Where a major part of an asset is replaced, it is capitalized within PP&E and the carrying amount of the replaced component is derecognized immediately. The capitalized major capital maintenance projects and replacement parts are amortized as separate components if their useful lives are different from the associated assets. The costs of the day-to-day servicing of PP&E are recognized in net income as incurred.

PP&E are stated at historical cost, less accumulated depreciation, depletion, amortization and impairment losses.

For exchanges that involve only unproven properties, the exchange is accounted for at cost. Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or if neither the fair value of the assets given up nor the assets received can be reliably estimated. Any gains or losses on de-recognition of the asset given up is included in net income.

Depletion, Depreciation and Amortization

Costs incurred related to developed oil and gas properties are depleted using the unit-of-production basis over the proved developed reserves. Cost related to undeveloped oil and gas properties are not immediately included in the depletable pool of developed assets but are transferred to the depletable pool as the reserves are developed through drilling activities.

Certain major components within PP&E such as capitalized maintenance and replacement parts are amortized on a straight-line basis over their respective useful lives, which in general is around four years. Costs of major development projects under construction are excluded from the costs subject to depletion until they are available for use.

Corporate and administrative assets are depreciated on a straight-line basis over the individual assets’ useful lives.

Harvest reviews its PP&E’s residual values, useful lives and methods of depreciation at each reporting period and adjust prospectively, if appropriate.

(ii)	Downstream

PP&E related to the refining assets were recorded at cost. General maintenance and repair costs were expensed as incurred. Major replacements and capital maintenance projects such as turnaround costs were capitalized. Improvements that increase or prolong the service life or capacity of an asset were capitalized.

Depreciation

When significant parts of an item of PP&E have different useful lives, they were accounted for as separate items (major components). Depreciation of recorded cost less the residual value was provided on a straight- line basis over the estimated useful life of the major components as set out below.

Asset	Period
Refining and production plant:
Processing equipment	5 – 35 years
Structures	15 – 20 years
Catalysts and turnarounds	2 – 8 years
Tugs	25 years
Buildings	10 – 20 years
Vehicles	2 – 7 years
Office and computer equipment	3 – 5 years

(iii)	Disposal of assets

An item of PP&E and any significant part initially recognized is derecognized upon disposal or abandonment. Gains and losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the item of PP&E and are recognized in the period of disposal.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(iv)	Impairment of Property, Plant and Equipment and Exploration and Evaluation Assets

Harvest assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, Harvest estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to dispose (“FVLCD”) and its value-in-use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, an impairment test is performed at the CGUs level. A CGU is a group of assets that Harvest aggregates based on their ability to generate largely independent cash flows.

Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To determine VIU, the Company estimates the present value of the future net cash flows expected to derive from the continued use of the asset or CGU without consideration for potential enhancement or improvement of the underlying asset’s performance. Discount rates that reflect the market assessments of the time value of money and the risks specific to the asset or CGU are used. In determining FVLCD, discounted cash flows, future developments, and recent market transactions are taken into account, if available. These calculations are corroborated by valuation multiples or other available fair value indicators. Inputs are those that an independent market participant would consider appropriate.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the previously recognized impairment loss is reversed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in net income.

(g)	Capitalized Interest

Interest on major development projects is capitalized until the project is complete, ready for its intended use, or if development is suspended using the weighted-average interest rate on Harvest’s general borrowings. In situations where Harvest borrows funds specifically to acquire a qualifying asset or project, interests on these funds are also capitalized. Capitalized interest is limited to the actual interest incurred.

(h)	Assets Held for Sale and Discontinued Operations

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets and disposal groups are classified and presented as discontinued operations if the assets or disposal groups are disposed of or classified as held for sale and:

•	the assets or disposal groups are a major line of business or geographical area of operations;
•	the assets or disposal groups are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
•	the assets or disposal groups are a subsidiary acquired solely for the purpose of resale.

The assets or disposal groups that meet these criteria are measured at the lower of the carrying amount and FVLCD, with impairments recognized in the consolidated statement of comprehensive loss. Non-current assets held for sale are presented in current assets and liabilities within the consolidated statement of financial positions. Assets held for sale are not depreciated, depleted or amortized. Comparative period consolidated statements of financial positions are not restated.

The results of discontinued operations are shown separately in the consolidated statements of comprehensive loss, and comparative figures are restated.

(i)	Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition including any contingent consideration is measured as the aggregate of the consideration transferred at acquisition date fair value. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Any excess of the consideration transferred over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the consideration transferred below the fair value of the net assets acquired is recorded as a gain in net income. Associated transaction costs are expensed when incurred. Any contingent consideration to be transferred to the vendor is recognized at fair value at the acquisition date. Contingent consideration classified as a financial asset or liability is measured at fair value, with changes in fair value recorded in net income.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Those petroleum reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. The fair value of oil and natural gas interests is estimated with reference to the discounted cash flows expected to be derived from oil and natural gas production based on reserve estimates. The risk- adjusted discount rate is specific to the asset with reference to general market conditions.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to groups of CGUs that are expected to benefit from the combination. Goodwill is carried at cost less impairment and is not amortized.

Goodwill is assessed for impairment annually at year-end or more frequently if events occur that indicate possible impairment. The recoverable amount is determined by calculating the recoverable amount of the group of CGUs that goodwill has been allocated to. The excess of the carrying value of goodwill over the recoverable amount is then recognized as impairment and charged to net income in the period in which it occurs. An impairment loss in respect of goodwill is not reversed.

Where goodwill forms part of a CGU and part of the operation in that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained, unless the Company determines there is a better method of allocating the goodwill on disposition.

(j)	Provisions
(i)	General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expenses relating to provisions are generally presented in the income statement net of any reimbursement except for decommissioning liabilities. If the effect of the time value of money is material, provisions are discounted using a current discount rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(ii)	Decommissioning Liabilities

Harvest recognizes the present value of any decommissioning liabilities as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a risk-free rate to estimate the present value of the expenditure required to settle the present obligation at the reporting date. The associated decommissioning costs are capitalized as part of the carrying amount of the related asset and the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligation are charged against the decommissioning liabilities.

(iii)	Environmental Remediation Liabilities

Environmental expenditures related to an existing condition caused by past operations are expensed. Environmental liabilities are recognized when a clean-up is probable and the associated costs can be reliably estimated. The amount recognized is the best estimate of the expenditure required. When the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure using a risk-free rate.

(iv)	Contingencies

A contingency is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable.

(k)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in net income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax liabilities and assets are generally not recognized for temporary differences arising on:

•	investments in subsidiaries and associates and interests in joint ventures;
•	the initial recognition of goodwill; or
•	the initial recognition of an asset or liability in a transaction which is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, and Harvest intends to settle current tax liabilities and assets on a net basis.

Deferred tax assets are recognized for all deductible temporary difference the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets, both recognized and unrecognized are reviewed at each reporting date and are adjusted to the extent that it is probable that the related tax benefit will be realized.

Prior to the disposal of Downstream, Harvest was entitled to certain investment tax credits on qualifying manufacturing capital expenditures relating to its Downstream operations. At each period end, Harvest reviewed and if appropriate reduced the balance to the extent that it is no longer probable that the investment tax credit will be realized.

(l)	Post-Employment Benefits

Prior to its disposal, Harvest’s Downstream operations maintained a defined benefit pension plan and a defined benefit health care plan, which cover the majority of its employees and their surviving spouses.

The cost of providing the defined pension benefits and other post-retirement benefits was actuarially determined by an independent actuary using the projected unit credit method reflecting management’s best estimates of discount rates, rate of compensation increase, retirement ages of employees, and expected health care costs. The benefit plan expenses included the current service costs and the net interest expense on the net obligation. Net interest expense was calculated by applying the discount rate to the net defined benefit asset or liability. Prior to the disposal, Harvest recognized the benefit plan expenses under operating expenses in net income. Harvest did not have any past service costs arising from plan amendments, curtailment or restructuring.

Pension plan assets were measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the statement of financial position. Actuarial gains or losses were recognized in other comprehensive income immediately, and were not reclassified to net income in subsequent periods.

(m)	Currency Translation

Foreign currency-denominated transactions are translated to the respective functional currencies of Harvest’s entities at exchange rates at the date of the transactions. Non-monetary items measured at historical cost are not subsequently re-translated. Monetary assets and liabilities denominated in foreign currencies are converted into Harvest’s functional currencies at the exchange rate at the reporting date. Conversion gains and losses on monetary items are included in net income in the period in which they arise.

Harvest’s Downstream operations’ functional currency was the U.S. dollar, while Harvest’s presentation currency is the Canadian dollar. Therefore, the Downstream operations’ assets and liabilities were translated at the period-end exchange rates, while revenues and expenses were translated using monthly average rates. Up until the disposal of Downstream, translation gains and losses relating to the foreign operations were included in accumulated other comprehensive income as a separate component of shareholder’s equity. Upon disposal, the cumulative foreign currency translation differences were reclassified to profit and loss.

(n)	Financial Instruments

Harvest recognizes financial assets and financial liabilities, including derivatives, on the consolidated statements of financial position when the Company becomes a party to the contract. Financial liabilities are removed from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability. Financial assets are derecognized when (1) the rights to receive cash flows from the assets have expired or (2) the Company has transferred its rights to receive cash flows from the assets or

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the assets, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the asset.

Harvest initially measures all financial instruments at fair value. Subsequent measurement of the financial instruments is based on their classification. Financial assets are classified into the following categories: held for trading, available for sale, held-to-maturity investments and loans and receivables. Financial liabilities are classified as held for trading or other financial liabilities. Harvest has not designated any financial asset or liability at fair value through profit or loss.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of commodity in accordance with the Company’s expected purchase, sale or usage fall within the normal purchase or sale exemption and are accounted for as executory contracts.

Financial assets and financial liabilities classified as held for trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as either held-to-maturity or loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair values with changes in those fair values recognized in other comprehensive income.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. For transaction costs that are directly attributable to the acquisition or issuance of financial instruments not classified as held for trading, they are included in the costs of the financial instruments upon initial recognition.

Harvest assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired, as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. For loans and receivables, the carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statement of comprehensive loss.

(o)	Hedges

Harvest uses derivative financial instruments such as foreign currency contracts and financial commodity contracts to hedge its foreign currency risks and commodity price risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recorded in net income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

At the inception of a hedge relationship, Harvest formally designates and documents the hedge relationship to which the Company intends to apply hedge accounting. The designation document includes the risk management objective and strategy for undertaking the hedge, the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedge effectiveness. Upon designation and at each reporting date, Harvest assesses hedge effectiveness by performing regression analysis to assess the relationship between the hedged item and hedging instrument. Only if such hedges are highly effective in achieving offsetting changes in fair value or cash flows will Harvest continue to apply hedge accounting.

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income, while any ineffective portion is recognized immediately in net income. Amounts recognized in other comprehensive income are transferred to the statement of comprehensive loss when the hedged transaction affects net income, such as when the hedged forecasted transaction occurs. Where the hedged item is the cost of a non- financial asset or non-financial liability, the amounts recognized in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive income is transferred to net income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gains or losses previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction affects net income.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(p)	Leases

Leases or other arrangements that convey a right to use a specific asset are classified as either finance or operating leases. Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

(q)	Fair Value Measurement
Harvest measures derivatives at fair value at each balance sheet date and, for the purposes of impairment testing, uses FVLCD to determine the recoverable amount of some of its non-financial assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the following markets that are accessible by the Company:

•	the principal market for the asset or liability, or
•	in the absence of a principal market, the most advantageous market for the asset or liability

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Harvest uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy; described as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2 — Valuation techniques for which the lowest-level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3 — Valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, Harvest determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest-level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

5.	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

	(a)	Joint arrangements

Judgment is required to determine whether or not Harvest has joint control over an arrangement, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Harvest has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, such as approval of the capital expenditure program. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Refer to note 4 for more details.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition, judgment is required in determining whether joint arrangement structured through a separate vehicle is a joint operation or joint venture and involves determining whether the legal form and contractual arrangements give the Company direct rights to the assets and obligations for the liabilities. Other facts and circumstances are also assessed by management, including but not limited to, the Company’s rights to the economic benefits of assets and its involvement and responsibility for settling liabilities associated with the arrangement.

(b)	Reserves

The provision for depletion and depreciation of Upstream assets is calculated on the unit-of-production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Provision for Upstream and BlackGold’s decommissioning liability may change as changes in reserve lives affect the timing of decommissioning activities. The recognition and carrying value of deferred income tax assets relating to Upstream and BlackGold may change as reserve estimates impact Harvest’s estimates of the likely recoverability of such assets. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and PP&E.

The process of estimating reserves is complex and requires significant judgments based on available geological, geophysical, engineering and economic data. In the process of estimating the recoverable oil and natural gas reserves and related future net cash flows, Harvest incorporates many factors and assumptions, such as:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;
•	future production rates based on historical performance and expected future operating and investment activities;
•	future commodity prices and quality differentials;
•	discount rates; and
•	future development costs.

On an annual basis, the Company engages qualified, independent reserves evaluators to evaluate Harvest’s reserves data.

Significant judgment is required to determine the future economic benefits of the oil and gas assets and in turn, to derive the proper DD&A estimate. This includes the interpretation and application of reserves estimates, the selection of the reserves base for the unit of production calculation and the matching of capitalized costs with the benefit of production.

(c)	Impairment of long-lived assets

Long-lived assets (goodwill and PP&E) are aggregated into CGUs based on their ability to generate largely independent cash inflows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs.

PP&E is tested for impairment when indications of impairment exist. PP&E impairment indicators include declines in commodity prices, production, reserves and operating results, cost overruns and construction delays. E&E impairment indicators include expiration of the right to explore and cessation of exploration in specific areas, lack of potential for commercial viability and technical feasibility and when E&E costs are not expected to be recovered from successful development of an area. The determination of whether such indicators exist requires significant judgment.

The recoverable amounts of CGUs and individual assets are determined based on the higher of VIU calculations and estimated FVLCD. To determine the recoverable amounts under VIU, Harvest uses reserve estimates for both the Upstream and BlackGold operating segments. The estimates of reserves, future commodity prices, discount rates, operating expenses and future development costs require significant judgments. FVLCD is determined using judgments, see note 5(f) below for further discussion.

(d)	Provisions

In the determination of provisions, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate amounts and timing of settlements, inflation factors, risk-free discount rates, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. A change in any one of the assumptions could impact the estimated future obligation and in return, net income and in the case of decommissioning liabilities, PP&E.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(e)	Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net deferred tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

(f)	Fair value measurements

Significant judgment is required to determine what assumptions market participants would use to price an asset or a liability, such as forward prices, foreign exchange rates and discount rates. A fair value measurement of a non- financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. To determine “highest and best use” requires further judgment. Changes in estimates and assumptions about these inputs could affect the reported fair value.

(g)	Contingencies

Contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

6.	Segment Information

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

•	Upstream Operations, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.

•

BlackGold Oil Sands, which is an oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day and is currently under construction and development.

The company reports activities not directly attributable to an operating segment under Corporate.

Harvest’s Downstream segment was sold during 2014 and has been classified as discontinued operations (see note 7).

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31(1)
		Upstream			Corporate			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Petroleum and natural gas sales(1)	$1,046.0	$1,101.7	$1,193.5	$—	$—	$—	$1,046.0	$1,101.7	$1,193.5
Royalties	(149.7)	(153.9)	(164.6)	—	—	—	(149.7)	(153.9)	(164.6)
Loss from joint ventures	(4.7)	—	—	—	—	—	(4.7)	—	—
Revenues and other income	891.6	947.8	1,028.9	—	—	—	891.6	947.8	1,028.9

Expenses
Operating	330.5	345.6	359.0	—	—	—	330.5	345.6	359.0
Transportation and marketing	17.5	22.6	22.2	—	—	—	17.5	22.6	22.2
General and administrative	64.8	68.1	65.0	—	—	—	64.8	68.1	65.0
Depletion, depreciation and amortization	435.2	530.0	579.5	—	—	—	435.2	530.0	579.5
Exploration and evaluation	10.2	12.3	24.9	—	—	—	10.2	12.3	24.9
Gains on disposition of assets	(47.5)	(33.9)	(30.3)	—	—	—	(47.5)	(33.9)	(30.3)
Finance costs	—	—	—	95.3	92.2	112.2	95.3	92.2	112.2
Risk management contracts (gains) losses	2.1	(4.4)	(0.5)	—	—	—	2.1	(4.4)	(0.5)
Foreign exchange losses (gains)	—	—	—	126.4	78.7	(10.7)	126.4	78.7	(10.7)
Impairment on property, plant and equipment	267.6	24.1	21.8	—	—	—	267.6	24.1	21.8
Operating loss	$(188.8)	$(16.6)	$(12.7)	$(221.7)	$(170.9)	$(101.5)	$(410.5)	$(187.5)	$(114.2)

Income tax recovery							(324.9)	(39.4)	(23.1)
Net loss from continuing operations							(85.6)	(148.1)	(91.1)
Net loss from discontinued operations							(354.6)	(633.8)	(629.9)
Net loss							$(440.2)	$(781.9)	$(721.0)

(1)	The BlackGold segment is under development, as such, there are no operating activities to report.

	Year Ended December 31
		Upstream			BlackGold			Total
Capital Additions	2014	2013	2012	2014	2013	2012	2014	2013	2012
Additions to PPE	$386.2	$305.6	$406.4	$283.5	$444.5	$164.1	$669.7	$750.1	$570.5
Additions to E&E	22.3	16.7	41.1	—	—	—	22.3	16.7	41.1
Property acquisitions (dispositions), net	(301.1)	(155.6)	(84.3)	0.2	0.7	—	(300.9)	(154.9)	(84.3)
Net capital additions	$107.4	$166.7	$363.2	$283.7	$445.2	$164.1	$391.1	$611.9	$527.3

	Total Assets	PP&E	E&E	Goodwill
December 31, 2014
Upstream	$3,656.8	$2,675.3	$62.1	$353.1
BlackGold	1,434.8	1,434.6	—	—
Total	$5,091.6	$4,109.9	$62.1	$353.1

December 31, 2013
Upstream	$3,794.0	$3,166.2	$59.4	$379.8
BlackGold	1,144.0	1,138.8	—	—
Downstream (see note 7)	351.9	156.4	—	—
Total	$5,289.9	$4,461.4	$59.4	$379.8

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

7.	Discontinued Operations

Downstream operations included the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream was located in the Province of Newfoundland and Labrador. On November 13, 2014, Harvest closed the sale of its wholly owned Downstream segment for net proceeds of approximately $70.5 million subject to post-closing adjustments. The Downstream segment has been classified as discontinued operations as at December 31, 2014. Results of the Downstream segment are presented as discontinued operations for the current and prior periods.

The purchase and sale agreement to sell the Downstream segment triggered an impairment assessment during the third quarter of 2014. As a result of this assessment, Downstream recorded an impairment loss of $179.3 million (2013 – $458.9 million, 2012 – $535.5 million) in its refinery CGU relating to the PP&E to reflect a recoverable amount of $nil (2013 – $132.7 million; 2012 – $581.9 million) at December 31, 2014. This amount has been included in the operating loss from discontinued operations. The recoverable amount was based on the asset’s FVLCD. The FVLCD was determined in accordance with the terms of the purchase and sale agreement, which is level 3 of the fair value hierarchy. Also see note 8, Property, Plant & Equipment.

As it was no longer probable for Downstream to utilize deferred tax assets of $92.1 million, it was written down to $nil as at December 31, 2014. Harvest completed a strategic tax planning transaction during the third quarter of 2014, which resulted in an increase of deferred tax assets in the amount of $247.6 million. Harvest also realized a capital loss of $1.6 billion ($796 million taxable capital loss) on the sale of the Downstream segment, of which none has been recognized in the deferred tax asset. See note 18 - Income Taxes.

Harvest recorded a loss of $56.6 million on the disposal of the Downstream segment, which has been included in the net loss from discontinued operations.

	Year Ended December 31
	2014	2013	2012
Refined products sales	$3,432.1	$4,416.9	$4,752.1

Expenses
Purchased products for resale and processing	3,250.0	4,327.4	4,520.3
Operating	209.8	233.1	262.6
Transportation and marketing	6.0	5.4	4.4
General and administrative	0.5	0.6	0.6
Depletion, depreciation and amortization	12.8	82.8	108.9
Gains on disposition of assets	(0.2)	(0.2)	—
Impairment	179.3	458.9	535.5
Operating loss from discontinued operations	$(226.1)	$(691.1)	$(680.2)
Finance costs (income)	1.5	2.0	(1.2)
Foreign exchange (gains) losses(1)	(21.7)	(34.5)	9.4
Loss before income tax from discontinued operations	$(205.9)	$(658.6)	$(688.4)
Income tax expense (recovery)	92.1	(24.8)	(58.5)
Loss from discontinued operations after income tax	$(298.0)	$(633.8)	$(629.9)
Loss on disposal of the Downstream subsidiary(2)	56.6	—	—
Net loss from discontinued operations	$(354.6)	$(633.8)	$(629.9)

(1)	For the year ended December 31, 2014, the unrealized foreign exchange gain was $21.6 million (2013 - $34.3 million; 2012 - loss of $8.6 million)
(2)	Includes the reclassification of cumulative foreign currency translation loss from AOCI of $44.1 million.

The following table summarizes the components of the discontinued operations cash flows:

	Year Ended December 31
	2014	2013	2012
Cash flow used in operating activities	$(60.0)	$(177.4)	$(52.9)
Cash flow from financing activities	129.1	226.8	149.5
Cash flow used in investing activities	(35.5)	(56.3)	(95.7)
Effect of exchange rate changes on cash	(1.0)	—	—
Total cash inflow (outflow)	$32.6	$(6.9)	$0.9

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Net cash inflow from the disposal of Downstream subsidiary for the year ended December 31, 2014 was $37.9 million, calculated based on the net cash consideration received of $70.5 million less Downstream’s ending cash balance of $32.6 million.

8.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Downstream	Total
Cost:
As at December 31, 2012	$5,085.5	$679.8	$1,390.3	$7,155.6
Additions	305.6	444.5	53.2	803.3
Acquisitions	16.3	0.7	—	17.0
Disposals	(177.9)	—	(4.9)	(182.8)
Change in decommissioning liabilities	31.5	13.8	—	45.3
Transfer from E&E	11.3	—	—	11.3
Exchange adjustment	—	—	99.4	99.4
As at December 31, 2013	$5,272.3	$1,138.8	$1,538.0	$7,949.1
Additions	386.2	283.5	27.8	697.5
Acquisitions	3.1	0.2	—	3.3
Disposals	(500.2)	—	(0.2)	(500.4)
Change in decommissioning liabilities	116.6	12.1	—	128.7
Transfer from E&E	7.2	—	—	7.2
Exchange adjustment	—	—	107.1	107.1
Disposal of Downstream subsidiary	—	—	(1,672.7)	(1,672.7)
As at December 31, 2014	$5,285.2	$1,434.6	$—	$6,719.8

Accumulated depletion, depreciation, amortization and impairment losses:

As at December 31, 2012	$1,577.9	$—	$785.8	$2,363.7
Depreciation, depletion and amortization	530.0	—	82.8	612.8
Disposals	(25.9)	—	(4.7)	(30.6)
Impairment	24.1	—	458.9	483.0
Exchange adjustments	—	—	58.8	58.8
As at December 31, 2013	$2,106.1	$—	$1,381.6	$3,487.7
Depreciation, depletion and amortization	435.2	—	12.8	448.0
Disposals	(199.0)	—	—	(199.0)
Impairment	267.6	—	179.3	446.9
Exchange adjustments	—	—	99.0	99.0
Disposal of Downstream subsidiary	—	—	(1,672.7)	(1,672.7)
As at December 31, 2014	$2,609.9	$—	$—	$2,609.9

Net Book Value:
As at December 31, 2014	$2,675.3	$1,434.6	$—	$4,109.9
As at December 31, 2013	$3,166.2	$1,138.8	$156.4	$4,461.4

General and administrative costs directly attributable to PP&E addition activities of $23.4 million have been capitalized during the year ended December 31, 2014 (2013 – $19.6 million; 2012 – $21.6 million). Borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the year ended December 31, 2014 in the amount of $33.4 million (2013 – $19.8 million; 2012 – $10.8 million), at a weighted average interest rate of 4.7% (2013 –4.8%; 2012 – 5.7%) .. PP&E additions also include non-cash additions relating to the BlackGold deferred payment of $1.6 million (December 31, 2013 – $71.5 million) (see note 17).

At December 31, 2014, the BlackGold oil sands assets of $1.4 billion (December 31, 2013 – $1.1 billion) was excluded from the asset base subject to depreciation, depletion and amortization.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

During 2014, Harvest’s Upstream segment closed the disposition of certain non-core oil and gas assets in Alberta and Saskatchewan for total proceeds of approximately $243.0 million. Harvest recognized $47.5 million of gains on disposition during the year ended December 31, 2014 (2013 – $33.9 million; 2012 – $30.3 million) relating to the de-recognition of PP&E, E&E, goodwill and decommissioning liabilities.

During 2014, Harvest recognized an impairment loss of $131.8 million and $100.8 million against its Upstream PP&E in the North Alberta light oil and East Saskatchewan light oil CGUs, respectively (2013 and 2012 – $nil). This was triggered by reserves write-down as a result of a decline in the short-term oil prices and reduced estimates of recoverable oil from the CGUs. The recoverable amount was based on the assets’ VIU, estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 10% and the forecast commodity prices noted below. The recoverable amount as at December 31, 2014 for the North Alberta light oil CGU was $211.6 million and $118.8 million for the East Saskatchewan light oil CGU. A 200 bps increase in the discount rate would result in an additional impairment for the North Alberta light oil and East Saskatchewan light oil CGUs of approximately $15.9 million and $10.3 million, respectively. A 10% decrease in the forward oil price estimate would result in an additional impairment of approximately $50.1 million and $35.1 million for the North Alberta light oil and East Saskatchewan light oil CGUs, respectively.

Harvest also recognized an impairment loss of $35.0 million (2013 – $24.1 million; 2012 – $21.8 million) against its Upstream PP&E in the South Alberta gas CGU, which was triggered by reserves write-down as a result of lower forecast development activities and a decline in the long-term gas prices. The recoverable amount was based on the assets’ VIU, estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 8% (2013 – 8%; 2012 – 10%) and forecast commodity prices noted below. The recoverable amount as at December 31, 2014 for the South Alberta gas CGU was $33.2 million (2013 – $77.7 million 2012 – $155.1 million). A 200 bps increase in the discount rate would result in an additional impairment for the South Alberta gas CGU of approximately $1.6 million while a 10% decrease in the forward gas price estimate would result in an additional impairment of approximately $9.1 million.

The following forecast commodity prices were used:

		Edmonton Light
	WTI Crude Oil	Crude Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	Exchange Rate
2015	62.50	64.71	3.31	0.850
2016	75.00	80.00	3.77	0.875
2017	80.00	85.71	4.02	0.875
2018	85.00	91.43	4.27	0.875
2019	90.00	97.14	4.53	0.875
Thereafter(1)	+2%/year	+2%/year	+2%/year	0.875

(1)	Represents the average escalation percentage in each year after 2019 to the end of reserve life

9.	Goodwill

As at December 31, 2012	$391.8
Disposals	(12.0)
As at December 31, 2013	$379.8
Disposals	(26.7)
As at December 31, 2014	$353.1

Goodwill of $353.1 million (December 31, 2013 – $379.8 million) has been allocated to the Upstream operating segment. In assessing whether goodwill has been impaired, the carrying amount of the Upstream operating segment (including goodwill) is compared with the recoverable amount of the Upstream operating segment. The estimated recoverable amount of Upstream was determined based on its FVLCD.

Market participants generally apply the market multiple enterprise value per barrel of proved and probable reserves (“EV/2P”) when estimating the fair value of an oil and gas company. As such, Harvest determined the fair value of its Upstream segment by applying the observed EV/2P multiple of comparable public companies to its proved and probable reserves (Level 2 fair value input). Harvest’s proved and probable reserves were estimated by an independent qualified reserves evaluator and are subject to significant judgment. For December 31, 2014, the EV/2P multiples ranged from $10.60 to $49.99 per barrel of proved and probable reserves for a group of comparable companies of similar size and production profile. Harvest used an average EV/2P multiple of $23.12 per barrel of proved and probable reserves when determining the implied fair value of Harvest’s Upstream segment. As at December 31, 2014, the recoverable amount exceeded the carrying amount of the Upstream segment, as such, no goodwill impairment was recorded (2013 and 2012

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

– $nil). An EV/2P multiple of $12.85 per barrel of proved and probable reserves or lower will cause impairment to goodwill.

10.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2012	$73.4
Additions	16.7
Disposition	(7.9)
Unsuccessful E&E costs	(11.5)
Transfer to property, plant and equipment	(11.3)
As at December 31, 2013	$59.4
Additions	22.3
Acquisition	3.1
Disposition	(6.1)
Unsuccessful E&E costs	(9.4)
Transfer to property, plant and equipment	(7.2)
As at December 31, 2014	$62.1

The Company determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses.

	Year Ended December 31
	2014	2013	2012
Pre-licensing costs	$0.8	$0.8	$2.9
Unsuccessful E&E costs	9.4	11.5	22.0
E&E expense	$10.2	$12.3	$24.9

11.	Investment in Joint Ventures

On April 23, 2014, Harvest entered into the DBP and HKMS joint ventures with KERR. The principal place of operations for both DBP and HKMS is in Canada. DBP was established for the purposes of exploring, developing and producing from oil and gas properties in the Deep Basin area in Northwest Alberta. On April 23, 2014, Harvest contributed certain producing and non-producing properties to DBP in exchange for 467,386,000 of common partnership units (82.32% ownership interest), while KERR contributed $100.4 million for 100,368,000 preferred partnership units (17.68% ownership interest). On August 29, 2014, KERR contributed an additional $32.9 million to the DBP for an additional 32,913,506 preferred partnership units increasing KERR’s ownership interest to 22.19% and diluting Harvest’s ownership interest to 77.81%.

Amounts contributed by KERR are being spent by the DBP to purchase land, drill and develop partnership properties in the Deep Basin area. As the initial funding from KERR is consumed and additional funds are required to fund the entire agreed initial multi-year development program, Harvest will be obligated to fund the balance of the program from its share of partnership distributions.

The preferred partnership units provide KERR certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. As at December 31, 2014, the fair value of the top-up obligation was estimated as $nil, therefore, no top-up obligation was recorded by Harvest. Once KERR achieves the minimum after-tax internal rate of return on its investment, Harvest is entitled to increased return on its investment.

HKMS was formed for the purposes of constructing and operating a gas processing facility, which will be primarily used to process the gas produced from the properties owned by the Deep Basin Partnership. A gas processing agreement was entered by the two partnerships. For the HKMS Partnership, KERR initially contributed $22.6 million on April 23,

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

2014 for 22,632,000 partnership units, which represented 34.82% of the outstanding partnership units. On August 29, 2014, KERR contributed an additional $7.4 million to HKMS for an additional 7,421,673 partnership units increasing KERR’s ownership interest to 46.24% . The remaining 53.76% (34,946,327 partnership units) will be contributed by Harvest as cash is required for the completion of construction of the gas processing facility. On the earlier of 10.5 years after the formation of HKMS or when KERR achieves a specified internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest in HKMS Partnership for nominal consideration. As at December 31, 2014, $26.7 million of contribution has been made by Harvest to the HKMS partnership. The remaining $8.2 million of committed cash contribution will be contributed to HKMS in 2015.

The following tables show the balance and the movement in the investments in joint ventures account during the period:

	December 31, 2014	December 31, 2013
Deep Basin Partnership	$49.2	$—
HK MS Partnership	26.6	—
Investments in joint ventures	$75.8	$—

Balance as at December 31, 2013	$—
Initial investment on April 23, 2014	54.9
Additional investments in joint ventures	26.7
Share of loss from investments in joint ventures using HLBV method	(4.7)
Distributions received from joint ventures	(2.3)
Dilution gain recognized on disposal of assets	1.2
Balance as at December 31, 2014	$75.8

The initial investment of $54.9 million in DBP represents the net book value of the assets Harvest contributed to the partnership. As KERR’s ownership interest in DBP is considered a liability and not an equity interest, Harvest’s unrecognized dilution gain on the transaction of approximately $91.5 million will be recognized over 10.5 years based on KERR’s interest being converted to equity as distributions are made to KERR during the term. For the year ended December 31, 2014, Harvest recognized a dilution gain of $1.2 million.

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	December 31, 2014
	DBP	HKMS
Cash and cash equivalents	$1.7	$—
Other current assets	51.7	0.6
Total current assets	$53.4	$0.6
Non-current assets	170.7	79.0
Total assets(1)	$224.1	$79.6

Current liabilities	$46.4	$13.6
Non-current financial liabilities	125.5	61.4
Other non-current liabilities	4.2	4.7
Total liabilities(1)	$176.1	$79.7

Net assets (liabilities) (1)	$48.0	$(0.1)

(1)	Balances represent 100% share of DBP and HKMS

	For the period April 23 to December 31, 2014
	DBP	HKMS
Revenues, net of royalties	$9.9	$—
Depletion, depreciation and amortization	(9.0)	—
Finance costs	(1.7)	—
Other	(3.8)	(0.1)
Net loss(1)	$(4.6)	$(0.1)

(1)	Balances represent 100% share of DBP and HKMS

| 26

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at December 31, 2014:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments	$6.7	$2.1	$—	$123.4	$132.2
Firm processing commitment	11.7	28.0	28.0	67.7	135.4
Decommissioning and environmental liabilities(1)	—	0.1	0.4	9.6	10.1
Total	$18.4	$30.2	$28.4	$200.7	$277.7

(1)	Represents the undiscounted obligation by period.

The following table summarizes 100% of HKMS’s contractual obligations and estimated commitments as at December 31, 2014:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$14.5	$14.5
Total	$—	$—	$—	$14.5	$14.5

(1)	Represents the undiscounted obligation by period.

Related party transactions

Deep Basin Partnership

As the operator of the DBP assets, Harvest has collected revenues and paid expenses on behalf of DBP. As at December 31, 2014, $3.8 million remains outstanding in accounts payable. A cash call payable of $44.4 million is also outstanding to DBP as at December 31, 2014 relating to the estimated drilling and completion costs to be incurred on behalf of the DBP.

In addition to the above, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the year ended December 31, 2014, Harvest charged DBP marketing fee of $0.1 million and general and administrative expenses of $1.1 million. As at December 31, 2014, $nil balance remains outstanding in accounts receivable.

HK MS Partnership

As the managing partner, Harvest incurs expenditures relating to the construction of the midstream facility on behalf of HKMS. As at December 31, 2014, the balance of $0.6 million remains outstanding in accounts receivable.

12.	Long-Term Debt

	December 31, 2014	December 31, 2013
Credit facility	$617.6	$785.2
6 7/8% senior notes (US$500 million)	572.0	522.1
2 1/8% senior notes (US$630 million)	727.2	665.7
Long-term debt outstanding	$1,916.8	$1,973.0

a)     Credit Facility

On April 15, 2014, Harvest amended its credit facility to accommodate the progression of non-wholly owned partnership and joint venture arrangements for the development of Company lands. The amendments included provisions that allow the formation, operation and funding of partnerships that Harvest does not fully own, within specific parameters regarding the amount of assets and production contributed to such non-wholly owned partnership and joint arrangements. Limitation on distributions has been amended to allow distributions to Harvest or third parties by a joint venture partnership under specific provisions. The definitions for financial measures that are used in covenant ratios, including annualized EBITDA, total debt and senior debt have also been amended to accommodate the partnership and joint venture arrangements. In addition, the amendment removed Harvest’s option to cause the BlackGold assets to be removed from the security package of the credit facility, effectively enabling the Company to recognize equity related to BlackGold of $456.7 million as at December 31, 2014 for purposes of total capitalization, and specified an incremental amount of $229.5 million to be added to total capitalization for purposes of the total debt to total capitalization covenant, representing partial relief of the Downstream impairment charge incurred in 2013. The credit facility maturity date of April 30, 2017 remains unchanged. Also see note 27 – Subsequent Events.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Borrowings under the credit facility are available by way of bankers’ acceptances, Canadian prime rate loans, LIBOR based loans, or U.S. base rate loans at the Company’s discretion. At December 31, 2014, Harvest had $620.7 million drawn from the $1.0 billion available under the credit facility (December 31, 2013 – $788.5 million). The carrying value of the credit facility includes $3.1 million of deferred financial charges at December 31, 2014 (December 31, 2013 – $3.3 million). For the year ended December 31, 2014, interest charges on the facility aggregated to $23.6 million (2013 –$20.3 million; 2012 – $17.2 million), reflecting an effective interest rate of 3.4% (2013 and 2012 – 3.0% for both periods).

The credit facility is secured by a first floating charge over all of the assets of Harvest and its restricted subsidiaries. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than Harvest or its restricted subsidiaries, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to the shareholder in certain circumstances such as an event of default. The credit facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of senior debt to its annualized EBITDA. Availability under this facility is subject to the following quarterly financial covenants as defined in the credit facility agreement:

	Covenant	December 31, 2014	December 31, 2013
Senior debt (1) to annualized EBITDA (2)	3.00 to 1.0 or less	1.37	2.41
Annualized EBITDA(2) to annualized interest expense (3)	2.50 to 1.0 or higher	4.30	3.62
Senior debt (1) to total capitalization (4)	50% or less	16%	22%
Total debt (5) to total capitalization (6)	55% or less	49%	54%

(1)

Senior debt consists of letters of credit of $11.7 million (December 31, 2013 – $13.3 million), credit facility of $617.6 million (December 31, 2013 – $785.2 million), guarantees of $nil (December 31, 2013 – $32.8 million) and risk management contracts liabilities of $1.2 million (December 31, 2013 – $0.6 million) at December 31, 2014.

(2)

The measure of Consolidated EBITDA (herein referred to as “annualized EBITDA”) used in Harvest’s credit facility agreement is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets, income or loss from joint venture, and other non-cash items during the last four quarters.

(3)

Annualized interest expense is a reference to Consolidated Interest Expense as defined in Harvest’s credit facility agreement and includes all interest expenses and finance charges incurred during the last four quarters.

(4)

Senior debt to total capitalization was amended on April 15, 2014. For the purposes of calculating the senior debt to total capitalization ratio, total capitalization will include total debt, related party loans, and shareholder’s equity as at December 31, 2014. Prior to the amendment, Harvest excluded equity related to BlackGold of $457.7 million as at December 31, 2013 in total capitalization.

(5)	Total debt consists of senior debt, senior notes, plus an incremental net amount of $112.0 million representing the implied redemption obligation owed to KERR by the Deep Basin Partnership.
(6)

Total debt to total capitalization was amended on April 15, 2014. For the purposes of calculating the total debt to total capitalization ratio, total capitalization will include total debt, related party loans, shareholder’s equity, plus an incremental amount of $229.5 million representing partial relief of the Downstream impairment charge incurred in 2013.

b)      On October 4, 2010, Harvest issued US$500 million of senior notes for net cash proceeds of US$484.6 million.

The senior notes are unsecured with interest payable semi-annually on April 1 and October 1 and mature on October 1, 2017. The senior notes are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries that guarantee the revolving credit facility and every future restricted subsidiary that guarantees certain debt. The notes are redeemable at a redemption price equal to 100% of the principal amount of the notes plus a make-whole redemption premium, plus accrued and unpaid interest to the redemption date. Harvest may also redeem the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

There are covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness may be permitted under certain incurrence tests. One provision allows Harvest’s incurrence of indebtedness under the credit facility or other future bank debt in an aggregate principal amount not to exceed the greater of $1.0 billion and 15% of total assets. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the year ended December 31, 2014.

c)      On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018 with a coupon rate of 2% for net proceeds of US$626.1 million. Interest on the -annually on May 14 and November 14 of each year.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The senior notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. A guarantee fee of 0.52% per annum of the principal balance is payable to KNOC semi-annually on May 14 and November 14 of each year. Also see note 25 - Related Party Transactions.

d) Convertible Debentures

On April 2 and April 15, 2013, respectively, Harvest early redeemed the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014. Both series of debentures were redeemed at par with the total redemption payment, including all accrued and unpaid interest up to the respective redemption dates being $1,002.9794 per $1,000 principal amount for the 7.25% Debentures Due 2013 and $1,006.5547 per $1,000 principal amount for the 7.25% Debentures Due 2014.

On June 13, 2013, Harvest early redeemed the 7.50% Debentures Due 2015 at par with the total redemption payment, including all accrued and unpaid interest up to the respective redemption dates being $1,002.6712 per $1,000 principal amount.

As a result of the early redemption of all three series of debentures in 2013, Harvest recognized a total gain on redemption of $3.6 million, which has been included in “finance costs” in the consolidated statements of comprehensive loss (see note 20).

On September 19, 2012, Harvest redeemed its 6.40% of convertible debentures at a redemption price of $1,024.90 per $1,000 principal amount for a total amount of $106.8 million. The redemption price was equal to the principal plus all accrued and unpaid interest thereon. Harvest recognized a nominal gain on the redemption in 2012, which has been included in “finance costs” in the consolidated statements of comprehensive income (see note 20).

e) Senior Unsecured Credit Facility

On March 14, 2013, Harvest entered into a US$400 million senior unsecured credit facility. The facility was irrevocably and unconditionally guaranteed by KNOC and would, unless terminated earlier in accordance with its terms, terminate on October 2, 2013. Proceeds of borrowings under the senior unsecured credit facility were restricted and used to fund the early redemption of the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014. Draws from the senior unsecured credit facility during the second quarter of 2013 were repaid with t!#*!#*! senior notes after which the senior unsecured credit facility was cancelled.

13.	Shareholder’s Capital

(a) Authorized

The authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in series.

(b) Number of Common Shares Issued

As at December 31, 2014 and 2013, there are 386,078,649 of common shares outstanding.

14.	Capital Structure

Harvest considers its capital structure to be its long term debt, related party loans, and shareholder’s equity.

	December 31, 2014	December 31, 2013
Credit facility(1)	$620.7	$788.5
6 7/8% senior notes (US$500 million)(1)(2)	580.1	531.8
2 1/8% senior notes (US$630 million)(1)(2)	730.9	670.1
Related party loans (US$170 million and CAD$200 million)(2)(3)	397.2	260.8
	$2,328.9	$2,251.2
Shareholder's equity	1,534.8	1,939.2
	$3,863.7	$4,190.4

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate
(3)	As at December 31, 2013, related party loans comprised of US$170 million from ANKOR and CAD$80 million from KNOC.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility (see note 12a). The Company continually monitors its credit facility covenants and actively takes steps, such as reduce borrowings, increase capitalization, amending or renegotiating covenants as and when required, to ensure compliance. Harvest was in compliance with all debt covenants at December 31, 2014 and the prior period.

15.	Financial Instruments

a) Fair Values

Financial instruments of Harvest consist of accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, risk management contracts, promissory note, senior notes, related party loans and long term liability. Cash and risk management contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the fair value hierarchy based on the amount of observable inputs used to value the instrument. During the year ended December 31, 2014, there were no transfers among Levels 1, 2 and 3.

	December 31, 2014		Fair Value Measurements
			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$89.8	$89.8	$—	$89.8
Held for Trading
Fair value of risk management contracts	1.9	1.9	—	1.9
Total Financial Assets	$91.7	$91.7	$—	$91.7
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$1.2	$1.2	$—	$1.2
Measured at Amortized Cost
Accounts payable and accrued liabilities	370.2	370.2	—	370.2
Credit Facility	617.6	620.7	—	620.7
6 7/8% senior notes	572.0	561.9	—	561.9
2 1/8% senior notes	727.2	727.2	727.2	—
Related party loans	396.5	367.9	—	367.9
Long-term liability	61.5	47.6	—	47.6
Total Financial Liabilities	$2,746.2	$2,696.7	$727.2	$1,969.5

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2013		Fair Value Measurements
			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$168.9	$168.9	$—	$168.9
Held for Trading
Fair value of risk management contracts	0.3	0.3	—	0.3
Total Financial Assets	$169.2	$169.2	$—	$169.2
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$0.6	$0.6	$—	$0.6
Measured at Amortized Cost
Accounts payable and accrued liabilities	258.3	258.3	—	258.3
Credit facility	785.2	788.5	—	788.5
	522.1	577.7	—	577.7
	665.7	653.2	653.2	—
Promissory note	12.3	12.3	—	12.3
Related party loans	259.6	242.1	—	242.1
Long-term liability	69.2	60.7	—	60.7
Total Financial Liabilities	$2,573.0	$2,593.4	$653.2	$1,940.2

Non-derivative financial instruments
Due to the short term maturities of accounts receivable, accounts payable and accrued liabilities, and promissory note, their carrying values approximate their fair values.

The credit facility bears a floating market rate, thus, the fair value approximates the carrying value (excluding deferred financing charges). The carrying value of the credit facility includes $3.1 million of deferred financing charges at December 31, 2014 (December 31, 2013 – $3.3 million).

The fair value if the 2 1/8% senior notes was based on the quoted market price of the notes on the Singapore Exchange as atDecember 31, 2014 (Level 1 fair value input), which includes the benefit of the guarantee offered by KNOC. The 6 7/8% senior notes was estimated based on the period end trading price of the notes on the secondary market (Level 2 fair value input).

The fair values of the related party loans and long-term liability are estimated by discounting the future interest and principal payments using the current market interest rates of instruments with similar terms. At December 31, 2014, the rate used in determining the fair values of the related party loans was 8.5% and 9.5% for the long-term liability (December 31, 2013 – 7.0% for both).

Derivative financial instruments
Harvest enters into risk management contracts with various counterparties, principally financial institutions with investment grade credit ratings. The fair values of the risk management contracts are determined based on the quoted forward prices of similar transactions observable in active markets as at December 31, 2014. The fair values of the risk management contracts are net of a credit valuation adjustment attributable to derivative counterparty default risk or the Company’s own default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in the hedging relationship and other financial instruments recognized at fair value. Derivative financial instruments carried at fair value are as follows:

	December 31, 2014		December 31, 2013
	Assets	Liability	Assets	Liability
Natural gas swap	$1.9	$—	$0.2	$—
Power swap	—	(1.2)	0.1	(0.6)
	$1.9	$(1.2)	$0.3	$(0.6)

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

b)       Financial Assets and Financial Liabilities Subject to Offsetting

The following table presents the recognized financial instrument that are offset, or subject to enforceable master netting arrangements or other similar agreements but not offset, as at December 31, 2014 and 2013, and shows in the “net” column what the net impact would be on Harvest’s statement of financial position if all set-off rights was exercised.

		Amounts offset
				Related
		Gross		financial
	Gross	assets		instruments
	assets	(liabilities)	Net amount	that are not
	(liabilities)	offset	presented	offset	Net
December 31, 2014
Financial assets
Account receivable(i)	$2.2	$(2.1)	$0.1	$—	$0.1
Risk management contracts(ii)	1.9	—	1.9	(0.8)	1.1
	$4.1	$(2.1)	$2.0	$(0.8)	$1.2
Financial Liabilities
Account payable and accrued liabilities(i)	$(2.1)	$2.1	$—	$—	$—
Risk management contracts(ii)	(1.2)	—	(1.2)	0.8	(0.4)
	$(3.3)	$2.1	$(1.2)	$0.8	$(0.4)

December 31, 2013
Financial assets
Account receivable(i)(iii)	$197.5	$(189.7)	$7.8	$—	$7.8
Risk management contracts(ii)	0.3	—	0.3	(0.1)	0.2
	$197.8	$(189.7)	$8.1	$(0.1)	$8.0
Financial Liabilities
Account payable and accrued liabilities(i)(iii)	$(189.7)	$189.7	$—	$—	$—
Risk management contracts(ii)	(0.6)	—	(0.6)	0.1	(0.5)
	$(190.3)	$189.7	$(0.6)	$0.1	$(0.5)

(i)	Various master netting agreements with counterparties that allow net settlement of payments in the normal course of business.
(ii)

Harvest entered into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances – e.g. When credit event such as default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is settled for all transactions. The ISDA agreements do not meet the criteria for offsetting in the statement of financial position as Harvest does not have currently enforceable right to offset recognized amounts because the rights to offset is enforceable only on the occurrence of future events such as a default on the bank loan or other credit events.

(iii)	Standard terms of the Downstream supply and off take (“SOA”) agreement included a provision allowing for net settlement of payments in the normal course of business.

c)       Risk Exposure

Harvest manages its exposures to financial risks in accordance with its risk management profile with the objective to support the Company’s cash flow requirements and to deliver financial targets. Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable, counterparty risk from price risk management contracts and to liquidity risk relating to the Company’s debt. Management monitors and measures these risks and report to the Board of Directors on a regular basis. Risk management targets, such as hedging ratio, hedge contracts, prices and duration of contracts are reviewed and approved by the Board at least annually.

(i)       Risk Management Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCI. The effective portion of the realized gains and losses is removed from AOCI and included in petroleum and natural gas sales.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Year Ended December 31
		2014			2013			2012

	Realized						Realized
	(gains)	Unrealized		Realized	Unrealized		(gains)	Unrealized
	losses	losses	Total	gains	losses	Total	losses	losses	Total
Power	$1.6	$0.7	$2.3	$(3.1)	$0.5	$(2.6)	$—	$—	$—
Crude Oil	—	—	—	(0.4)	—	(0.4)	(2.1)	1.1	(1.0)
Currency	(0.2)	—	(0.2)	(1.4)	—	(1.4)	0.5	—	0.5
	$1.4	$0.7	$2.1	$(4.9)	$0.5	$(4.4)	$(1.6)	$1.1	$(0.5)

The following is a summary of Harvest’s risk management contracts outstanding at December 31, 2014:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
5,400 GJ/day	AECO swap	Jan - Dec 2015	$3.65/GJ	$ 1.9

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
30 MWh	AESO power swap	Jan - Dec 2015	$47.75/MWh	$ (1.2)

(ii)	Credit Risk

Upstream Accounts Receivable

Accounts receivable in Harvest’s Upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings of the counterparty; however, if external ratings are not available, Harvest performs an internal credit review based on the purchaser’s past financial performance. Credit is allocated to a counterparty dependent on the external and internal credit rating, and if required, parent guarantees, letter of credit or prepayments are requested. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Risk Management Contract Counterparties

Harvest is exposed to credit risk from the counterparties to its risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in its syndicated credit facility; Harvest has no history of losses with these counterparties.

Downstream Accounts Receivable

Prior to the disposal of the Downstream operations, the SOA exposed Harvest to the credit risk of Macquarie Energy Canada Ltd. (“Macquarie”) as all feedstock purchases and the majority of product sales were made with Macquarie. However, this credit risk was mitigated by the amounts owing to Macquarie for feedstock purchases that are offset against amounts receivable from Macquarie for product sales with the balance being net settled.

Harvest’s maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2014 and 2013 is the carrying value of accounts receivable. The tables below provide an analysis of Harvest’s current and past due but not impaired receivables.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2014
			Overdue AR
			> 30 days,	> 60 days,
	Current	< 30 days	< 60 days	< 90 days	> 90 days(2)	Total
Upstream accounts receivable(1)	$86.2	$0.8	$0.4	$0.1	$2.3	$89.8

(1)	Net of payables subject to master netting arrangements or other similar agreements. See note 15(b).
(2)	Net of $1.6 million of allowance for doubtful accounts.

	December 31, 2013
			Overdue AR
			> 30 days,	> 60 days,
	Current	< 30 days	< 60 days	< 90 days	> 90 days(2)	Total
Upstream accounts receivable(1)	$111.2	$1.1	$0.4	$0.1	$2.1	$114.9
Downstream accounts receivable(1)	44.8	—	5.9	1.6	1.7	54.0
Total	$156.0	$1.1	$6.3	$1.7	$3.8	$168.9

(1)	Net of payables subject to master netting arrangements or other similar agreements. See note 15(b).
(2)	Net of $2.5 million of allowance for doubtful accounts.

(iii)	Liquidity Risk

Harvest is exposed to liquidity risk due to the Company’s accounts payables and accrued liabilities, risk management contracts liability, borrowings under its credit facility, senior notes, related party loans and long-term liability. This risk is mitigated by managing the maturity dates on the Company’s obligations, utilizing the undrawn borrowing capacity in the credit facility, complying with covenants and managing the Company’s cash flow by entering into price risk management contracts. Additionally, when Harvest enters into price risk management contracts it selects counterparties that are also lenders in its syndicated credit facility thereby using the security provided in the credit agreement and eliminating the requirement for margin calls and the pledging of collateral. Majority of the financial liabilities are an integral part of Harvest’s capital structure which is monitored and managed as discussed in note 14.

The following tables provide an analysis of Harvest’s financial liability maturities based on the remaining terms of its liabilities including the related interest charges as at December 31, 2014 and 2013:

	December 31, 2014
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities(1)	$370.2	$—	$—	$—	$370.2
Credit facility and interest	19.1	646.2	—	—	665.3
6 7/8% senior notes and interest	40.0	659.8	—	—	699.8
2 1/8% senior notes and interest	15.5	31.1	738.6	—	785.2
Related party loans and interest	—	225.4	258.3	—	483.7
Long-term liability	—	21.7	19.0	38.1	78.8
Risk management contracts liability	1.2	—	—	—	1.2
Total	$446.0	$1,584.2	$1,015.9	$38.1	$3,084.2

(1)	Net of receivables subject to master netting arrangements or other similar agreements. See note 15(b).

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS
	December 31, 2013
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities(1)	$258.3	$—	$—	$—	$258.3
Credit facility and interest	25.8	51.7	789.2	—	866.7
6 7/8%senior notes and interest	36.5	73.1	568.4	—	678.0
2 1/8%senior notes and interest	14.2	28.5	691.4	—	734.1
Promissory note and interest	12.5	—	—	—	12.5
Related party loans and interest	—	—	316.0	—	316.0
Long-term liability	—	21.8	19.3	48.2	89.3
Risk management contracts liability	0.6	—	—	—	0.6
Total	$347.9	$175.1	$2,384.3	$48.2	$2,955.5

(1)	Net of receivables subject to master netting arrangements or other similar agreements. See note 15(b).

(iv)	Market Risks and Sensitivity Analysis

Interest rate risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on the Company’s senior debt to annualized EBITDA. \=] related party loan s have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

If the interest rate applicable to Harvest’s bank borrowings at December 31, 2014 increased or decreased by approximately 25 basis points with all other variables held constant, pre-tax income for the year would change by $1.6 million (2013 - $2.3 million) as a result of change in interest expense on variable rate borrowings under the credit facility.

Currency exchange rate risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated =^_`\=] `[*{}~•€•_‚•€? loans are denominated in U.S. dollars, collectively US$1.3 billion (2013 - US$1.3 billion). Interest on such debt is also payable in U.S. dollars and accordingly, the future cash payments of the principal and interest obligations will be sensitive to fluctuations in the U.S. dollars relative to the Canadian dollars.

Prior to the disposal, Downstream operations operated with a U.S. dollar functional currency which gave rise to currency exchange rate risk on the Company’s Canadian dollar denominated monetary assets and liabilities such as Canadian dollar bank accounts, accounts receivable and payable, and defined benefit obligations. Prior to the sale, Harvest managed these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales receipts.

If the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar, the impact on pre-tax income and other comprehensive income due to the translation of financial instruments held at December 31 would be as follows:

	December 31, 2014		December 31, 2013

	Increase	Increase	Increase	Increase
	(decrease) in	(decrease) in	(decrease) in	(decrease) in
	income before	OCI before	income before	OCI before
	tax(1)	tax (1)	tax(1)	tax (1)
10% strengthening in U.S. dollar relative to Canadian dollar	$(133.1)	$—	$(50.6)	$(64.3)
10% weakening in U.S. dollar relative to Canadian dollar	$133.1	$—	$50.6	$64.3

(1)	The sensitivity to net income and other comprehensive income is done independently.

Commodity Price Risk
Harvest is exposed to natural gas and crude oil price movements as part of its normal business operations. The Company uses price risk management contracts to protect a portion of the Company’s future cash flows and net

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

income against unfavorable movements in commodity prices. These contracts are recorded on the consolidated statement of financial position at their fair value as of the reporting date. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of the commodity. Variances in expected future prices expose Harvest to commodity price risk as changes will result in a gain or loss that Harvest will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts.

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at December 31, 2014 and 2013, the pre-tax impact would be as follows:

	December 31, 2014		December 31, 2013
	Increase	Increase	Increase	Increase
	(decrease) in	(decrease) in	(decrease) in	(decrease) in
	income	OCI before	income	OCI before
	before tax	tax	before tax	tax
Forward price of natural gas – 10% increase	$—	$(0.5)	$—	$(5.0)
Forward price of natural gas – 10% decrease	$—	$0.5	$—	$5.0

Forward price of electricity – 10% increase	$1.1	$—	$1.4	$—
Forward price of electricity – 10% decrease	$(1.1)	$—	$(1.4)	$—

16.	Provisions

	Upstream	BlackGold	Downstream	Total
Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Liabilities incurred	8.6	14.9	—	23.5
Settled during the period	(18.6)	(0.1)	—	(18.7)
Revisions (change in estimated timing and costs)	22.9	(1.1)	—	21.8
Disposals	(33.6)	—	—	(33.6)
Accretion	20.8	0.8	0.5	22.1
Decommissioning liabilities at December 31, 2013	$709.4	$34.3	$16.7	$760.4
Environmental remediation at December 31, 2013	6.7	—	—	6.7
Other provisions at December 31, 2013	3.5	—	—	3.5
Less current portion	(39.1)	—	—	(39.1)
Balance at December 31, 2013	$680.5	$34.3	$16.7	$731.5

Decommissioning liabilities at December 31, 2013	$709.4	$34.3	$16.7	$760.4
Liabilities incurred	8.0	4.2	—	12.2
Settled during the period	(13.8)	—	—	(13.8)
Revisions (change in discount rate, estimated timing and costs)	108.6	7.9	—	116.5
Disposals	(80.9)	—	—	(80.9)
Accretion	20.7	1.1	0.4	22.2
Disposal of Downstream segment	—	—	(17.1)	(17.1)
Decommissioning liabilities at December 31, 2014	$752.0	$47.5	$—	$799.5
Environmental remediation at December 31, 2014	7.6	—	—	7.6
Other provisions at December 31, 2014	3.5	—	—	3.5
Less current portion	(37.3)	—	—	(37.3)
Balance at December 31, 2014	$725.8	$47.5	$—	$773.3

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.4 billion at December 31, 2014 (December 31, 2013 – $1.6 billion), which will be incurred between 2015 and 2075. A risk-free discount rate of 2.3% (December 31, 2013 – 3.0%) and inflation rate of 1.7% (December 31, 2013 – 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities. The actual decommissioning and environmental remediation costs will ultimately depend upon future market prices for the necessary decommissioning and remediation work required, which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

cease to produce at economically viable rates. This in turn will depend upon future oil and gas prices, which are inherently uncertain.

Harvest’s other provisions relates to legal claims against Harvest and their estimated settlement amounts. In addition to these claims, Harvest is defendant and plaintiff in a number of other legal actions that arise in the normal course of business and the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial statements.

17.	Long-Term Liability

On May 30, 2012, Harvest amended certain aspects of its BlackGold oil sands project engineering, procurement and construction (“EPC”) contract, including revising the compensation terms from a lump sum price to a cost reimbursable price. Harvest and the EPC contractor also agreed to apply the cumulative progress payments made under the lump sum contract and the remaining deposit of $24.4 million as at May 30, 2012 towards costs incurred to that date.

Under the EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2015. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at December 31, 2014, Harvest recognized a total liability of $77.8 million (December 31, 2013 – $76.2 million) using a discount rate of 4.5% (December 31, 2013 – 4.5%) of which $19.0 million (December 31, 2013 – $9.6 million) is payable within a year and has been included with accounts payable and accrued liabilities.

Also included in long-term liability is an accrual related to Harvest’s long term incentive program of $2.7 million (December 31, 2013 – $2.6 million) as well as long term deferred credits of $nil (December 31, 2013 – $0.3 million).

18.	Income Taxes

Income tax recovery recognized in net loss from continuing operations:

	Year Ended December 31
	2014	2013	2012
Current income tax expense	$—	$—	$—
Deferred income tax ("DIT") recovery	(324.9)	(39.4)	(23.1)
Income tax recovery from continuing operations	$(324.9)	$(39.4)	$(23.1)

The income tax recovery, for continuing operations, varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported losses before taxes as follows:

	Year Ended December 31
	2014	2013	2012
Loss before income tax from continuing operations	$(410.5)	$(187.5)	$(114.2)
Combined Canadian federal and provincial statutory income tax rate	27.51%	27.69%	27.65%
Computed income tax recovery at statutory rates	$(112.9)	$(51.9)	$(31.6)
Increased expense (recovery) resulting from the following:
Difference between current and expected tax rates	10.2	4.8	2.4
Foreign exchange impact not recognized in income	18.7	8.0	(1.2)
Amended returns and pool balances	0.5	(1.7)	5.2
Recognition of previously unrecognized temporary difference (see note 7)	(247.6)	—	—
Non-deductible expenses (recoveries)	2.0	(1.1)	2.1
Other	4.2	2.5	—
Income tax recovery	$(324.9)	$(39.4)	$(23.1)

The change in the applicable tax rate for the year ended December 31, 2014 from the previous year is due to a decrease in the provincial component of the tax rate.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Movements in the DIT asset (liability) are as follows:

					Total
					deferred
		Decommissioning	Non-capital		asset/
	PP&E	liabilities	tax losses	Other	(liability)

At December 31, 2012	$(323.0)	$191.6	$190.9	$1.6	$61.1
Recognized in profit or loss	28.4	0.8	57.3	5.3	91.8
Recognized in other comprehensive loss	—	—	—	(4.1)	(4.1)
At December 31, 2013	$(294.6)	$192.4	$248.2	$2.8	$148.8
Recognized in profit or loss	295.1	14.9	(2.5)	17.4	324.9
Recognized in other comprehensive loss	—	—	—	0.9	0.9
Recognized in discontinued operations	(51.0)	(3.3)	(37.0)	(0.8)	(92.1)
At December 31, 2014	$(50.5)	$204.0	$208.7	$20.3	$382.5

As at December 31, 2014, Harvest had approximately $811 million (December 31, 2013 – $1.5 billion of which $713.8 million was not recognized.) of carry-forward tax losses and approximately $4.2 billion (December 31, 2013 – $3.5 billion) of tax pools that would be available to offset against future taxable profit. The carry-forward losses will expire between the years 2024 and 2033. DIT assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax losses can be utilized. A deferred tax asset related to the carry-forward tax losses has been recorded as Harvest expects that future taxable profits, through a combination of future operating results and other tax planning opportunities will be sufficient to utilize the deferred tax asset.

As at December 31, 2014, Harvest had a contingent liability relating to an unsettled dispute with the Canada Revenue Agency. This contingent liability has not been provided for in the consolidated statement of financial position as the Company has assessed that it is possible but not probable that a payment will be necessary. The range of possible payment is estimated to be between $3.6 million to $7.1 million.

19.	Operating and General and Administrative (“G&A”) Expenses

	Year Ended December 31
Operating expenses	2014	2013	2012
Power and purchased energy	$67.6	$89.1	$79.6
Well servicing	39.6	49.9	56.0
Repairs and maintenance	53.2	51.7	57.0
Lease rentals and property taxes	38.8	37.3	38.3
Salaries and benefits	30.9	31.8	31.5
Professional and consultation fees	14.2	15.3	19.3
Chemicals	19.9	18.7	18.0
Processing fees	38.2	36.8	33.4
Trucking	13.8	13.9	16.3
Other	14.3	1.1	9.6
	$330.5	$345.6	$359.0

	Year Ended December 31
General and administrative expenses	2014	2013	2012
Salaries and benefits	$64.5	$60.2	$64.8
Professional and consultation fees	10.3	13.9	10.8
Other	14.0	14.4	12.7
G&A capitalized and recovery	(24.0)	(20.4)	(23.3)
	$64.8	$68.1	$65.0

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

20.	Finance Costs

	Year Ended December 31
	2014	2013	2012
Interest and other financing charges	$106.7	$93.8	$105.5
Accretion of decommissioning and environmental remediation liabilities	22.0	21.8	20.2
Gain on redemption of convertible debentures	—	(3.6)	—
Less: interest capitalized	(33.4)	(19.8)	(13.5)
	$95.3	$92.2	$112.2

21.	Foreign Exchange

	Year Ended December 31
	2014	2013	2012
Realized (gains) losses on foreign exchange	$1.5	$3.5	$(0.9)
Unrealized (gains) losses on foreign exchange	124.9	75.2	(9.8)
	$126.4	$78.7	$(10.7)

22.	Supplemental Cash Flow Information

	Year Ended December 31
	2014	2013	2012
Source (use) of cash:
Accounts receivable	$44.2	$6.7	$36.7
Prepaid expenses and long-term deposit	4.4	6.1	18.2
Inventories	(50.9)	29.2	(19.8)
Accounts payable and accrued liabilities	173.2	(114.7)	(89.2)
Net changes in non-cash working capital	170.9	(72.7)	(54.1)

Changes relating to operating activities	112.2	(70.6)	11.0
Changes relating to investing activities	47.1	21.6	(63.8)
Reclass of long-term liability to accounts payable	11.4	—	—
Reclass of accounts payable to promissory note	—	(24.2)	—
Add: Other non-cash changes	0.2	0.5	(1.3)
	$170.9	$(72.7)	$(54.1)

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

23.	Accumulated Other Comprehensive Income (“AOCI”)

	Foreign	Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net of	Loss, Net of
	Adjustment	Tax	Tax	Total
Balance at December 31, 2012	$(42.1)	$1.2	$(16.7)	$(57.6)
Reclassification to net income of gains on cash flow hedges	—	(2.8)	—	(2.8)
Gains on derivatives designated as cash flow hedges, net of tax	—	1.7	—	1.7
Actuarial gain, net of tax	—	—	18.1	18.1
Gains on foreign currency translation	7.9	—	—	7.9
Balance at December 31, 2013	$(34.2)	$0.1	$1.4	$(32.7)
Reclassification to net income of gains on cash flow hedges	—	(2.1)	—	(2.1)
Gains on derivatives designated as cash flow hedges, net of tax	—	3.4	—	3.4
Actuarial loss, net of tax	—	—	(5.7)	(5.7)
Transfer of cumulative actuarial loss to deficit	—	—	4.3	4.3
Losses on foreign currency translation	(9.9)	—	—	(9.9)
Reclassification of cumulative foreign currency translation to loss from discontinued operations	44.1	—	—	44.1
Balance at December 31, 2014	$—	$1.4	$—	$1.4

The following table summarizes the impacts of the cash flow hedges on the OCI:

	Year Ended December 31
		After-tax			Pre-tax
	2014	2013	2012	2014	2013	2012
Gains reclassified from OCI to revenues	$(2.1)	$(2.8)	$(22.4)	$(3.0)	$(3.9)	$(29.6)
Gains recognized in OCI	3.4	1.7	9.2	4.7	2.4	12.2
Total	$1.3	$(1.1)	$(13.2)	$1.7	$(1.5)	$(17.4)

The Company expects the $1.4 million after-tax accumulated gain ($1.8 million pre-tax) reported in AOCI related to the natural gas cash flow hedges to be released to net income within the next twelve months.

24.	Inventories

	December 31, 2014	December 31, 2013
Petroleum products
Upstream – pipeline fill	$2.6	$3.0
Downstream	—	43.8
Total petroleum product inventory	2.6	46.8
Parts and supplies	—	4.8
	$2.6	$51.6

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

25.	Related Party Transactions

a) Related party loans

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As of December 31, 2014, Harvest has drawn $200.0 million from the loan agreement (December 31, 2013 - $80.0 million). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. As at December 31, 2014, the carrying value of the KNOC loan was $191.2 million (December 31, 2013 - $75.7 million). The difference between the fair value and the loan amount was recognized in contributed surplus. As at December 31, 2014, $10.3 million (December 31, 2013 – $4.3 million) has been recognized in contributed surplus related to the KNOC loan. For the year ended December 31, 2014, interest expense of $11.5 million was recorded (2013 and 2012 – $nil), of which $4.9 million remains outstanding as at December 31, 2014 (December 31, 2013 – $nil).

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At December 31, 2014, Harvest’s related party loan from ANKOR included $197.2 million (December 31, 2013 – $180.8 million) of principal and $3.1 million (December 31, 2013 – $3.0 million) of accrued interest. Interest expense was $8.7 million for the year ended December 31, 2014 (2013 – $8.1 million; 2012 – $3.0 million).

The related party loans are unsecured and the loan agreements contain no restrictive covenants. For purposes of Harvest’s credit facility covenant requirements, the related party loans are excluded from the ‘total debt’ amount but included in the ‘total capitalization’ amount.

b) Directors and Key Management Personnel Remuneration

Key management personnel include the Company’s officers, other members of the executive management team and directors. The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Year Ended December 31
	2014	2013	2012
Short-term benefits	$5.2	$5.1	$5.3
Other long-term benefits	0.7	0.7	0.4
Other	0.2	—	0.5
	$6.1	$5.8	$6.2

c)	Other Related Party Transactions

	Transactions			Balance Outstanding
	Year Ended			Accounts receivable as at		Accounts payable as at
	December 31			December 31,		December 31,
	2014	2013	2012	2014	2013	2014	2013
Revenues
KNOC(1)	$1.7	$4.1	$0.1	$—	$—	$—	$—

G&A Expenses
KNOC(2)	$(3.7)	$(3.5)	$(5.6)	$0.5	$—	$3.7	$0.5

Finance costs
KNOC(3)	$4.0	$2.8	$—	$—	$—	$2.7	$0.5

(1)

Global Technology and Research Centre (“GTRC) is used as a training and research facility for KNOC. In 2014 and 2013, the amount is related to a geological study performed by the GTRC on behalf of KNOC.

(2)

Amounts relate to the reimbursement from KNOC for general and administrative expenses incurred by the GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.

(3)	Charges from KNOC for the irrevocable and unconditional guaran![=\=] ! unsecured credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

26.	Commitments

The following is a summary of Harvest’s contractual obligations and estimated commitments as at December 31, 2014:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$—	$1,398.0	$930.9	$—	$2,328.9
Debt interest payments(1) (2)	74.5	164.5	66.1	—	305.1
Purchase commitments(3)	23.4	20.0	20.0	40.0	103.4
Operating leases	5.2	16.0	14.6	42.1	77.9
Firm processing commitments	20.1	38.0	32.7	84.0	174.8
Firm transportation agreements	17.1	54.7	43.6	75.5	190.9
Employee benefits(4)	0.4	4.3	—	—	4.7
Decommissioning and environmental liabilities(5)	33.8	59.5	38.3	1,288.8	1,420.4
Total	$174.5	$1,755.0	$1,146.2	$1,530.4	$4,606.1

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at December 31, 2014 will be applicable to future interest payments.
(3)	Relates to drilling and BlackGold oil sands project commitment.
(4)	Relates to the long-term incentive plan payments.
(5)	Represents the undiscounted obligation by period.

27.	Subsequent Events

On February 27, 2015, Harvest closed the acquisition of Hunt Oil Company of Canada, Inc. (“Hunt”) by acquiring all of the issued and outstanding common shares of Hunt for cash consideration of approximately $36.5 million, subject to final purchase price adjustments. Hunt is a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta. Due to the timing of the closing of the acquisition, the initial accounting for the business combination has not yet been finalized as Harvest is in the process of evaluating the fair value of the net assets acquired, as such, not all relevant disclosures are available.

On March 19, 2015, the KNOC Board approved a US$171 million loan to Harvest repayable within one year from the date of the first drawing.

Subsequent to the 2014 year end, Harvest reached an agreement in principle with its lenders to amend the terms of its existing credit facility and replace it with an up to $1.0 billion syndicated revolving credit facility maturing April 30, 2017. As at March 31, 2015, Harvest has received lending commitments from its syndicated lenders in the amount of $940 million. The amended credit facility will be guaranteed by KNOC. Under the amended facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the existing credit facility will be deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. The closing of the amended credit facility is expected to occur on or before April 16, 2015.

28.	Supplemental Guarantor Condensed Financial Information

Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, and 1496965 Alberta Ltd. (collectively "guarantor subsidiaries") fully and unconditionally guarantees the senior notes issued by Harvest Operations Corporation ("HOC"). Each of the guarantor subsidiaries is 100% owned by HOC. Prior to the disposal of North Atlantic Refining Limited on November 13, 2014, North Atlantic was also considered a guarantor subsidiary of HOC.

The full and unconditional guarantees may be automatically released under the following customary circumstances:

•	the subsidiary is sold to a non-affiliate and ceases to be a restricted subsidiary;
•	the subsidiary is designated as an “unrestricted” subsidiary for covenant purposes;
•

the subsidiary’s guarantee of the indebtedness (such as indebtedness under the credit facility agreement) which resulted in the creation of the notes guarantee is terminated or (other than by payment) released; or

•	upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture.

The following financial information for HOC, the guarantor subsidiaries and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about HOC and its subsidiaries and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each guarantor subsidiary. Investments include the investments in subsidiaries recorded under the equity method for

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the group's share of profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between subsidiaries. HOC's cost basis has not been pushed down to the subsidiaries as push-down accounting is not permitted in the separate financial statements of the subsidiaries.

CONDENSED STATEMENT OF FINANCIAL POSITION?
As at December 31, 2014

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Accounts receivable	$78.7	$11.1	$—	$—	$89.8
Inventories	2.6	—	—	—	2.6
Prepaid expenses	13.9	—	—	—	13.9
Risk management contracts	1.9	—	—	—	1.9
Due from affiliates	412.0	94.2	0.3	(506.5)	—
	$509.1	$105.3	$0.3	$(506.5)	$108.2

Non-current assets
Deferred income tax asset	$441.7	$(59.7)	$0.5	$—	$382.5
Exploration & evaluation assets	51.4	10.7	—	—	62.1
Property, plant and equipment	3,567.8	540.8	1.3	—	4,109.9
Investment in subsidiaries	(15.3)	—	—	15.3	—
Investment in joint ventures	75.8	—	—	—	75.8
Goodwill	353.1	—	—	—	353.1
Total assets	$4,983.6	$597.1	$2.1	$(491.2)	$5,091.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$359.3	$10.6	$0.3	$—	$370.2
Current portion of provisions	37.3	—	—	—	37.3
Risk management contracts	1.2	—	—	—	1.2
Due to affiliates	91.9	409.8	4.8	(506.5)	—
	$489.7	$420.4	$5.1	$(506.5)	$408.7
Non-current liabilities
Long-term debt	$1,916.8	$—	$—	$—	$1,916.8
Related party loans	396.5	—	—	—	396.5
Long-term liability	61.5	—	—	—	61.5
Non-current provisions	584.3	189.0	—	—	773.3
Intercompany loan	—	—	0.8	(0.8)	—
Total liabilities	$3,448.8	$609.4	$5.9	$(507.3)	$3,556.8

Shareholder's equity	1,534.8	(12.3)	(3.8)	16.1	1,534.8
Total liabilities and shareholder's	$4,983.6	$597.1	$2.1	$(491.2)	$5,091.6

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2014

				Non
		Guarantor		Guarantor		Consolidated
	Issuer HOC	Subsidiaries		Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$817.3	$228.7		$—	$—	$1,046.0
Royalties	(114.4)	(35.3)		—	—	(149.7)
Loss from joint ventures	(4.7)	—		—	—	(4.7)
Earnings from equity accounted subsidiaries	(6.1)	—		—	6.1	—
Revenues and other income	692.1	193.4		—	6.1	891.6

Expenses
Operating	271.1	58.9		0.5	—	330.5
Transportation and marketing	13.8	3.7		—	—	17.5
General and administrative	51.6	13.2		—	—	64.8
Depletion, depreciation and amortization	342.6	92.6		—	—	435.2
Exploration and evaluation	9.6	0.6		—	—	10.2
Gains on disposition of assets	(29.4)	(18.1)		—	—	(47.5)
Finance costs	90.6	4.7		—	—	95.3
Risk management contracts losses	2.1	—		—	—	2.1
Foreign exchange losses	126.4	—		—	—	126.4
Impairment on property, plant and equipment	252.6	15.0		—	—	267.6
Income (loss) from continuing operations before income tax	(438.9)	22.8		(0.5)	6.1	(410.5)

Income tax (recovery) expense	(353.3)	28.5		(0.1)	—	(324.9)
Net loss from continuing operations	(85.6)	(5.7)		(0.4)	6.1	(85.6)

Net loss from discontinued operations	(354.6)	(298.0)		(0.2)	298.2	(354.6)

Net loss	$(440.2)	$(303.7	) $	(0.6)	$304.3	$(440.2)

Other comprehensive income (loss)
Gains on designated cash flow hedges, net of tax	1.3	—		—	—	1.3
Losses on foreign currency translation	—	(9.9)		—	—	(9.9)
Reclassification of cumulative foreign currency translation on disposal of subsidiary	44.1	—		—	—	44.1
Actuarial loss, net of tax	—	(5.7)		—	—	(5.7)
Share of equity accounted comprehensive loss	(15.6)	—		—	15.6	—
Comprehensive loss	$(410.4)	$(319.3)		$(0.6)	$319.9	$(410.4)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by operating activities	$371.0	$110.2	$1.7	$—	$482.9
Cash proved by (used in) financing activities	(41.0)	(135.5)	2.0	112.8	(61.7)
Cash provided by (used in) investing activities	(330.0)	55.2	—	(145.4)	(420.2)
Change in cash and cash equivalents	—	29.9	3.7	(32.6)	1.0
Effect of exchange rate changes on cash	—	(1.0)	—	—	(1.0)
Cash and cash equivalents, beginning of year	—	—	—	—	—
Cash disposed of on sale of Downstream subsidiary	—	(28.9)	(3.7)	32.6	—
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

| 44

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL POSITION?
As at December 31, 2013

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Accounts receivable	$95.2	$71.6	$2.1	$—	$168.9
Inventories	3.0	47.0	1.6	—	51.6
Prepaid expenses	12.8	1.3	—	—	14.1
Risk management contracts	0.3	—	—	—	0.3
Due from affiliates	1,016.1	83.0	0.3	(1,099.4)	—
	$1,127.4	$202.9	$4.0	$(1,099.4)	$234.9
Non-current assets
Long term deposit and other	5.0	0.6	—	—	5.6
Deferred income tax asset	88.9	59.7	0.2	—	148.8
Exploration & evaluation assets	52.0	7.4	—	—	59.4
Property, plant and equipment	3,715.5	744.4	1.5	—	4,461.4
Investment in subsidiaries	(316.4)	(2.8)	—	319.2	—
Goodwill	379.8	—	—	—	379.8
Total assets	$5,052.2	$1,012.2	$5.7	$(780.2)	$5,289.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$202.3	$52.1	$3.9	$—	$258.3
Promissory note	—	12.3	—	—	12.3
Current portion of provisions	39.1	—	—	—	39.1
Risk management contracts	0.6	—	—	—	0.6
Due to affiliates	75.7	1,014.5	9.2	(1,099.4)	—
	$317.7	$1,078.9	$13.1	$(1,099.4)	$310.3
Non-current liabilities
Long-term debt	1,965.2	9.9	(2.1)	—	1,973.0
Related party loans	259.6	—	—	—	259.6
Long term liability	69.5	—	—	—	69.5
Non-current provisions	501.0	230.5	—	—	731.5
Post-employment benefit obligations	—	6.8	—	—	6.8
Intercompany loan	—	1,189.8	0.8	(1,190.6)	—
Total liabilities	$3,113.0	$2,515.9	$11.8	$(2,290.0)	$3,350.7

Shareholder's equity	1,939.2	(1,503.7)	(6.1)	1,509.8	1,939.2
Total liabilities and shareholder's equity	$5,052.2	$1,012.2	$5.7	$(780.2)	$5,289.9

| 45

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2013

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$852.3	$249.4	$—	$—	$1,101.7
Royalties	(112.9)	(41.0)	—	—	(153.9)
Earnings from equity accounted subsidiaries	22.2	—	—	(22.2)	—
Revenues and other income	761.6	208.4	—	(22.2)	947.8

Expenses
Operating	279.9	65.4	0.3	—	345.6
Transportation and marketing	22.5	0.1	—	—	22.6
General and administrative	54.7	13.4	—	—	68.1
Depletion, depreciation and amortization	425.3	104.7	—	—	530.0
Exploration and evaluation	11.0	1.3	—	—	12.3
Gains on disposition of assets	(34.0)	0.1	—	—	(33.9)
Finance costs	87.3	4.9	—	—	92.2
Risk management contracts gains	(4.4)	—	—	—	(4.4)
Foreign exchange losses	78.7	—	—	—	78.7
Impairment on property, plant and equipment	13.6	10.5	—	—	24.1
Income (loss) from continuing operations before income tax	(173.0)	8.0	(0.3)	(22.2)	(187.5)

Income tax recovery	(24.8)	(14.5)	(0.1)	—	(39.4)
Net income (loss) from continuing operations	(148.2)	22.5	(0.2)	(22.2)	(148.1)

Net loss from discontinued operations	(633.8)	(634.9)	(1.7)	636.6	(633.8)

Net loss	$(782.0)	$(612.4)	$(1.9)	$614.4	$(781.9)

Other comprehensive income (loss)
Losses on designated cash flow hedges, net of tax	$(1.1)	$—	$—	$—	$(1.1)
Gains on foreign currency translation		7.9	—	—	7.9
Actuarial gains, net of tax		18.1	—	—	18.1
Share of equity accounted comprehensive loss	26.0	—	—	(26.0)	—
Comprehensive loss	$(757.1)	$(586.4)	$(1.9)	$588.4	$(757.0)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by (used in) operating activities	$(1.1)	$204.0	$(2.3)	$—	$200.6
Cash provided by (used in) financing activities	371.9	(103.3)	(2.1)	101.3	367.8
Cash used in investing activities	(371.5)	(103.2)	—	(101.3)	(576.0)
Change in cash and cash equivalents	(0.7)	(2.5)	(4.4)	—	(7.6)
Effect of exchange rate changes on cash	—	—	—	—	—
Cash and cash equivalents, beginning of year	0.7	2.5	4.4	—	7.6
Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

| 46

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2012

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum and natural gas sales	$902.2	$291.1	$0.2	$—	$1,193.5
Royalties	(114.7)	(49.9)	—	—	(164.6)
Earnings from equity accounted subsidiaries	72.0	—	—	(72.0)	—
Revenues and other income	859.5	241.2	0.2	(72.0)	1,028.9

Expenses
Operating	288.6	72.6	(2.2)	—	359.0
Transportation and marketing	21.8	0.4	—	—	22.2
General and administrative	50.1	14.9	—	—	65.0
Depletion, depreciation and amortization	462.1	117.4	—	—	579.5
Exploration and evaluation	24.7	0.2	—	—	24.9
Gains on disposition of assets	(6.8)	(23.5)	—	—	(30.3)
Finance costs	107.2	5.0	—	—	112.2
Risk management contracts gains	(0.5)	—	—	—	(0.5)
Foreign exchange gains	(10.7)	—	—	—	(10.7)
Impairment on property, plant and equipment	11.3	10.5	—	—	21.8
Income (loss) from continuing operations before income tax	(88.3)	43.7	2.4	(72.0)	(114.2)

Income tax expense (recovery)	2.9	(26.5)	0.5	—	(23.1)
Net income (loss) from continuing operations	(91.2)	70.2	1.9	(72.0)	(91.1)

Net loss from discontinued operations	(629.9)	(628.7)	(1.3)	630.0	(629.9)

Net income (loss)	$(721.1)	$(558.5)	$0.6	$558.0	$(721.0)

Other comprehensive income (loss)
Losses on designated as cash flow hedges, net of	$(13.2)	$—	$—	$—	$(13.2)
Losses on foreign currency translation	—	(17.7)	—	—	(17.7)
Actuarial loss, net of tax	—	(9.9)	—	—	(9.9)
Share of equity accounted comprehensive loss	(27.6)	—	—	27.6	—
Comprehensive loss	$(761.9)	$(586.1)	$0.6	$585.6	$(761.8)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by operating activities	$122.8	$318.7	$1.3	$—	$442.8
Cash provided by (used in) financing activities	196.0	(171.5)	—	171.5	196.0
Cash used in investing activities	(318.6)	(147.7)	—	(171.5)	(637.8)
Change in cash and cash equivalents	0.2	(0.5)	1.3	—	1.0
Effect of exchange rate changes on cash	—	—	—	—	—
Cash and cash equivalents, beginning of year	0.5	3.0	3.1	—	6.6
Cash and cash equivalents, end of year	$0.7	$2.5	$4.4	$—	$7.6

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